
07052090


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2007
WASH. D.C.
203
SECTION


blue nile

Blue Nile, Inc.
2006 Annual Report

Dear Blue Nile Stockholders:

Fiscal 2006 was Blue Nile's eighth year in business and its third year as a public company. Over the past three years, we have executed on our business model extremely well, delivering strong financial performance while enhancing our strategic position. Since 2003, our financial metrics have been impressive:

- Revenue has grown 95%, from $128.9 million to $251.6 million.
- Adjusted EBITDA[1] has grown 80%, from $12.7 million to $22.8 million. This growth in profitability has been accomplished while we have absorbed the costs of being a public company; these costs were approximately $2.0 million in 2006.
- Free cash flow[2] has grown 137%, from $16.3 million to $38.6 million. In the last three years, we have generated $96.7 million of cumulative free cash flow.

The Blue Nile business is obviously very healthy, experiencing robust growth with increasing profits and cash generation. Our business model has the proven ability to generate substantial free cash flow while having limited need for capital investment. Remarkably, we have generated strong free cash flow over the past four years, as shown above, with negative invested capital (invested capital, less cash). Today, Blue Nile stands as one of the largest specialty retailers of jewelry in the United States; it is also one of the largest pure-play internet retailers in the United States. This success is primarily due to one overriding driver — Blue Nile's obsessive execution to provide the best consumer experience in the jewelry industry.

Blue Nile is redefining the way consumers shop for jewelry, as we believe that the jewelry industry is generally not known for providing a great customer experience. While there are some notable exceptions, jewelry stores typically have limited selection, high mark-ups, and salespeople who use high-pressure sales tactics to earn their commissions. Our male customers frequently compare the traditional jewelry purchase experience to that of shopping for a car. Blue Nile is executing a very different model in jewelry retailing. We offer products of exceptional quality. We provide an information-rich, risk-free and empowering purchase experience. And we provide exceptional value to our customers — we operate on gross margins of 20% in an industry that typically operates on 50% gross margins. Over the past eight years, by executing on this model, we have established a premier brand that has been embraced by consumers. When one compares the Blue Nile purchase experience to traditional jewelry retail, it is not surprising that we have grown so quickly and garnered such consumer enthusiasm.

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[1]Blue Nile defines Adjusted EBITDA as net income before income taxes, depreciation, amortization, stock-based compensation expense and other income-net. Adjusted EBITDA for 2006 of $22.8 million is net income of $13.1 million plus income tax expense of $6.9 million, depreciation and amortization of $1.9 million and stock-based compensation of $4.3 million, less other income-net of $3.4 million. Adjusted EBITDA for 2003 of $12.7 million is net income of $27.0 million less income tax benefit of $15.7 million, plus depreciation and amortization of $1.3 million and stock-based compensation of $0.1 million.

[2]Blue Nile defines free cash flow as net cash provided by operating activities less cash outflows for purchases of fixed assets, including internal use software and website development, which in 2006 were $40.5 million and $1.9 million, respectively. In 2003, these amounts were $19.8 million and $3.5 million, respectively.

Over the past five years, we have grown net sales at more than 20% every single year. Certainly, percentage growth is harder to achieve as a business gets larger; but, looking ahead, we are extremely confident in our future growth prospects. In 2006, our net sales totaled just over $250 million, yet we compete in an industry with approximately $60 billion in domestic sales. While we are a relatively young business, we are well positioned in a vast category and have a significant structural cost advantage as compared to our competitors. Our total selling, general and administrative costs were 13.6% of net sales in 2006 — within the industry, selling, general and administrative costs as a percentage of sales is typically 40% or higher. With a low-cost, distinctive model that is positioned in the highest growth channel of a large industry, we believe that we are still very early in the growth curve of our business.

In 2007, we will be very focused on continuing to profitably grow our business. First and foremost, we will do this by delivering an unbeatable purchase experience to our customers. Our largest source of customers throughout the history of our business has been through referral from previous customers. We have built our business and our reputation over the past eight years by executing with excellence, one customer at a time. This will continue in 2007. We believe that, if we do this well, we will certainly continue to gain share in the domestic jewelry market. In addition, we plan to make substantial progress in growing our international business in 2007. Over the past few years, we have tested selling our merchandise in Canada and the United Kingdom. Last year, these businesses generated $8.3 million in revenue, up significantly from $3.3 million in 2005. To support these businesses, we plan a substantial upgrade to our Canadian and U.K. websites this year. In addition, we will open our first non-U.S. office, located in Dublin, Ireland, in mid-2007. We believe these efforts will help position us well for continued international expansion in the coming years.

As we continue to grow our business, we remain committed to operating with integrity, investing in our employees, partnering with our suppliers, and delivering long-term value to our stockholders. We are proud of our accomplishments, and we are intensely focused on the opportunities that lie ahead for our company. Thank you for your continued support.



Mark Vadon
Chairman and Chief Executive Officer



Diane Irvine
President and Chief Financial Officer

April 23, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH, D.C.
203
SECTION

Commission file number 000-50763

Blue Nile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**91-1963165**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

705 Fifth Avenue South, Suite 900
Seattle, Washington 98104
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(206) 336-6700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.001 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b(2) of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the voting stock held by nonaffiliates of the registrant at July 2, 2006 was approximately $466.2 million, based on the last trading price of $32.16 per share, excluding approximately 1.7 million shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by organizations whose ownership exceeds 10% of the registrant's outstanding common stock as of July 2, 2006 that have represented on Schedule 13G filed with the Securities and Exchange Commission that they are registered investment advisers or investment companies registered under Section 8 of the Investment Company Act of 1940.

The number of shares outstanding of the registrant's common stock as of March 1, 2007 was 15,765,788.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BLUE NILE, INC.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events and our future performance that are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management as of the date of this filing. In some cases, you can identify forward-looking statements by terms such as "would," "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "targets," "seek," or "continue," the negative of these terms or other variations of such terms. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and other characterizations of future events or circumstances, are forward-looking statements. These statements are only predictions based upon assumptions made that are believed to be reasonable at the time, and are subject to risk and uncertainties. Therefore, actual events or results may differ materially and adversely from those expressed in any forward-looking statement. In evaluating these statements, you should specifically consider the risks described under the caption "Item 1A — Risk Factors" and elsewhere in this report. These factors, and other factors, may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Our business was incorporated in Delaware on March 18, 1999 as RockShop.com, Inc. On May 21, 1999, the Company purchased certain assets of Williams & Son, Inc., a Seattle jeweler, including a website established by that business. In June 1999, we changed our name to Internet Diamonds, Inc. In November 1999, we launched the Blue Nile brand and changed our name to Blue Nile, Inc. Our principal corporate offices are located in Seattle, Washington.

Our business has grown considerably since its launch in 1999. For the 2006 fiscal year, we reported net sales of $251.6 million, an increase of 23.8% from 2005.

We are a leading online retailer of high quality diamonds and fine jewelry. We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at competitive prices. Our primary website is located at www.bluenile.com. We also operate websites in the United Kingdom and Canada. Our websites showcase thousands of independently certified diamonds and styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches. Blue Nile specializes in the customization of diamond jewelry with our "Build Your Own" feature that offers customers the ability to customize diamond rings, pendants and earrings. We have developed an efficient online cost structure and a unique supply solution that eliminates traditional layers of diamond wholesalers and brokers, which generally allow us to purchase most of our product offerings at lower prices by avoiding mark-ups imposed by those intermediaries. While we selectively may acquire diamond inventory that we believe will be attractive to our customers, our supply solution enables us to purchase only those diamonds that our customers have ordered. As a result, we are able to minimize the costs associated with carrying diamond inventory and limit our risk of potential mark-downs.

The significant costs of diamonds and fine jewelry lead consumers to require substantial information and trusted guidance throughout their purchasing process. Our websites and extensively trained customer service representatives improve the traditional purchasing experience by providing education and detailed product information that enable our customers to objectively compare diamonds and fine jewelry products and make informed decisions. Our websites feature interactive search functionality that allows our customers to quickly find the products that meet their exact needs from our broad selection of diamonds and fine jewelry.

Growth Strategies

Our objective is to continue to grow our leadership position in our core business by offering exceptional value to our customers through supply chain efficiencies, an efficient cost structure and a high quality customer experience. We are pursuing the following strategies for future growth:

Increase Blue Nile Brand Awareness

We have established and are continuing to develop a brand based on trust, guidance and value, and we believe our customers view Blue Nile as a trusted authority on diamonds and fine jewelry. Our goal is for consumers to seek out the Blue Nile brand whenever they purchase high quality diamonds and fine jewelry.

Focus on the Customer Experience

We continue to refine the customer service we provide in every step of the purchase process, from our websites to our customer support and fulfillment operations. The Blue Nile customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase diamonds and fine jewelry.

Expand into International Markets

We intend to selectively pursue opportunities in international markets in which we can leverage our existing infrastructure and compelling value proposition. We plan to prioritize and pursue these opportunities based on each market's consumer spending on jewelry, adoption rate of online purchasing and competitive landscape, among other factors. In August 2004, we launched a website in the United Kingdom, www.bluenile.co.uk through which we offered a limited number of products. In September 2005, we began offering customization tools on our U.K. website to provide customers with the ability to customize their diamond jewelry products and to purchase wedding bands. In January 2005, we launched a website in Canada, www.bluenile.ca, through which we offer diamond and jewelry products for sale. Sales through the U.K. and Canada websites totaled $8.3 million for the fiscal year ended December 31, 2006.

Increase Supply Chain Efficiencies

We maintain mutually beneficial supply relationships designed to further enhance supply chain efficiencies and provide value to both our customers and suppliers. We intend to continue to work with our supplier network to provide the best possible selection of diamonds and fine jewelry to our customers.

Improve Operational Efficiencies

We have established and will continue to refine our scaleable, lower cost business model that enables growth with less working capital requirements than traditional store-based jewelry retailers. We intend to continue improving our profitability over time by leveraging our relatively fixed cost technology and operations infrastructure as we seek to increase our net sales.

Expand Product Offerings

We plan to selectively expand our jewelry offerings, in terms of both price points and product mix, through additional customized and non-customized products. The online nature of our business allows us to test new products and efficiently add promising new merchandise to our overall assortment.

Blue Nile's Products Offerings and Supplier Relationships

Our merchandise consists of high quality diamonds and fine jewelry, with a particular focus on engagement diamonds and settings. Our online business model, combined with the strength of our supplier relationships, enables us to pursue a dynamic merchandising strategy. Our diamond supplier relationships allow us to display suppliers' diamond inventories on the Blue Nile websites for sale to consumers without holding the diamonds in our inventory until the products are ordered by customers. Our agreements with suppliers are typically multi-year arrangements that provide for certain diamonds to be offered online to consumers only through the Blue Nile websites.

Diamonds represent the most significant component of our product offerings. While we currently offer thousands of independently certified diamonds, we attempt to limit our diamond offerings to those possessing characteristics associated with high quality merchandise. Accordingly, we offer diamonds with specified characteristics in the areas of shape, cut, color, clarity and carat weight.

Customers may purchase customized diamond jewelry by selecting a diamond and then choosing from a variety of ring, earring and pendant settings that are designed to match the characteristics of each individual diamond. The customized product is then assembled and delivered to the customer, typically within three to four business days.

We offer a broad range of fine jewelry products to complement our selection of high quality customized diamond jewelry. Our selection includes diamond, platinum, gold, pearl and sterling silver jewelry and accessories. Our fine jewelry assortment includes settings, wedding bands, earrings, necklaces, pendants, bracelets and watches. We currently have relationships with fine jewelry and watch suppliers from which we source our jewelry and watch merchandise. In the case of fine jewelry and watches, unlike most diamonds that we sell, we typically take products into inventory before they are ordered by our customers.

Marketing

Blue Nile's marketing strategy is designed to increase Blue Nile brand recognition, generate consumer traffic, acquire customers, build a loyal customer base and promote repeat purchases. We believe our customers generally seek high quality diamonds and fine jewelry from a trusted source in a non-intimidating environment, where information, guidance, reputation, convenience and value are important characteristics. Our marketing and advertising efforts include online and offline initiatives, which primarily consist of search engines, portals and targeted website advertising, affiliate programs, direct online marketing, and public relations.

Customer Service and Support

A key element of our business strategy is our ability to provide a high level of customer service and support. We augment our online information resources with knowledgeable, highly trained support staff through our call center to give customers confidence in their purchases. Our diamond and jewelry consultants are trained to provide guidance on all steps in the process of buying diamonds and fine jewelry, including, among other things, the process for selecting an appropriate item, the purchase of that item, financing and payment alternatives and shipping services. Our commitment to customers is reflected in both high service levels that are provided by our extensively trained diamond and jewelry consultants, as well as in our guarantees and policies. We prominently display all of our guarantees and policies on our websites to create an environment of trust. These include policies relating to privacy, security, product availability, pricing, shipping, refunds, exchanges and special orders. We offer a return policy of generally 30 days. We generally do not extend credit to customers except through third-party credit cards.

Fulfillment Operations

Our fulfillment operations are designed to enhance value for our customers by fulfilling orders quickly, securely and accurately. When an order for a customized diamond jewelry setting is received, any third-party supplier who holds the diamond in inventory generally ships it to us, or independent third-party jewelers, with whom we maintain ongoing relationships for assembly, within one business day. Upon receipt, the merchandise is sent to assembly for setting and sizing, which is performed by our jewelers or independent third-party jewelers. Each diamond is inspected upon arrival from our suppliers, and each finished setting or sizing is inspected prior to shipment to a customer. Prompt and secure delivery of our products is a high priority, and we ship nearly all diamond and fine jewelry products via nationally recognized carriers. Loose diamonds and customized diamond jewelry products may be shipped by Blue Nile or directly by our suppliers or third-party jewelers to our customers.

Technology and Systems

Our technology systems use a combination of proprietary and licensed technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our websites and order processing and fulfillment systems to deliver a high quality customer experience. We license third-party information technology systems for our financial reporting, inventory management, order fulfillment and merchandising. We use redundant Internet carriers to minimize downtime. Our systems are monitored continuously using third-party software, and an on-call team is staffed to respond to any emergencies or unauthorized access in the technology infrastructure.

Seasonality

Our business is generally affected by the seasonality of traditional jewelry retail, with higher sales volumes during our fourth quarter. The fourth quarter accounted for approximately 36%, 36% and 38% of our net sales in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively. We also have experienced relatively higher net sales in February and May relating to Valentine's Day and Mother's Day.

Competition

The diamond and fine jewelry retail market is intensely competitive and highly fragmented. Our primary competition comes from online and offline retailers that offer products within the higher value segment of the jewelry market. In the future, we may also compete with other retailers that move into the higher value jewelry segment. Current or potential competitors include the following:

- independent jewelry stores;
- retail jewelry store chains;
- other online retailers that sell jewelry;
- department stores, chain stores and mass retailers;
- online auction sites;
- catalog and television shopping retailers; and
- discount superstores and wholesale clubs.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through an online store.

We believe that the principal competitive factors in our market are product selection and quality, price, customer service and support, brand recognition, reputation, reliability and trust, website features and functionality, convenience and delivery performance. We believe that we compete favorably in the market for diamonds and fine jewelry by focusing on these factors.

Intellectual Property

We rely on general intellectual property law and contractual restrictions and to a limited extent, copyrights and patents, to protect our proprietary rights and technology. These contractual restrictions include confidentiality agreements, invention assignment agreements and nondisclosure agreements with employees, contractors, suppliers and strategic partners. Despite the protection of general intellectual property law and our contractual restrictions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and certain other countries. However, effective intellectual property protection or enforcement may not be available in every country in which our products and services are made available in the future. In the United States and certain other countries, we have registered "Blue Nile," "bluenile.com," the BN logo and the Blue Nile BN stylized logo as trademarks. We have also registered copyrights with respect to images and information set forth on our websites and the computer codes incorporated in our websites and filed U.S. patent applications relating to certain features of our websites. We also rely on technologies that we license from third parties, particularly software solutions for financial reporting, inventory management, order fulfillment and merchandising.

Employees

At December 31, 2006, we employed 161 people, which included 159 full-time and 2 part-time employees. We also utilize independent contractors and temporary personnel on a seasonal basis. Our employees are not party to any collective bargaining agreement, and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Available Information

We make available, free of charge, through our primary website, www.bluenile.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after electronically filing such material with or furnishing it to the Securities and Exchange Commission ("SEC"). Our SEC reports as well as our corporate governance policies and code of ethics can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report filed with or furnished to the SEC. All of the Company's filings with the SEC may be obtained at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. For information regarding the operation of the SEC's Public Reference Room, please contact the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Amendments to, and waivers from, the code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

Item 1A. *Risk Factors*

You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses.

We were incorporated in March 1999 and have a limited operating history. As a result, it is difficult to accurately forecast our net sales and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed, and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our stock-based compensation, which includes the expected volatility of our stock price, the expected life of options granted and the expected rate of stock option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

- demand for our products;
- the costs to acquire diamonds and precious metals;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain existing customers or encourage repeat purchases;
- our ability to manage our product mix and inventory;
- wholesale diamond prices;

- consumer tastes and preferences for diamonds and fine jewelry;
- our ability to manage our operations;
- the extent to which we provide for and pay taxes;
- stock-based compensation expense as a result of the nature, timing and amount of stock options granted, the underlying assumptions used in valuing these options, the estimated rate of stock option forfeitures and other factors;
- advertising and other marketing costs;
- our, or our competitors', pricing and marketing strategies;
- the introduction of competitive websites, products, price decreases or improvements;
- general economic conditions both domestically and internationally;
- conditions or trends in the diamond and fine jewelry industry;
- conditions or trends in the Internet and e-commerce industry;
- the success of our geographic and product line expansions; and
- costs of expanding or enhancing our technology or websites.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

As a result of seasonal fluctuations in our net sales, our quarterly results may fluctuate and could be below expectations.

We have experienced and expect to continue to experience seasonal fluctuations in our net sales. In particular, a disproportionate amount of our net sales has been realized during the fourth quarter as a result of the December holiday season, and we expect this seasonality to continue in the future. Approximately 36%, 36% and 38% of our net sales in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively, were generated during the fourth quarter of each year. In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher inventory of jewelry and additional staffing in our fulfillment and customer support operations. If we were to experience lower than expected net sales during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. We also experience considerable fluctuations in net sales in periods preceding other annual occasions such as Valentine's Day and Mother's Day. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities and may cause a shortfall in net sales as compared to expenses in a given period, which would substantially harm our business and results of operations.

Our failure to acquire quality diamonds and fine jewelry at commercially reasonable prices would result in higher costs and lower net sales and damage our competitive position.

If we are unable to acquire quality diamonds and fine jewelry at commercially reasonable prices, our costs may exceed our forecasts, our gross margins and operating results may suffer and our competitive position could be damaged. The success of our business model depends, in part, on our ability to offer quality products to customers at prices that are below those of traditional jewelry retailers. A majority of the world's supply of rough diamonds is controlled by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers could substantially impair our ability to acquire diamonds at commercially reasonable prices, if at all. We do not currently have any direct supply relationship with these firms. Our ability to acquire diamonds and fine jewelry is also substantially dependent on our relationships with various suppliers. Approximately 21%, 25% and 25% of our payments to our diamond and fine jewelry suppliers in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively, were made to our top three suppliers. Our inability to maintain and expand these and other future diamond and fine jewelry supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our business and results of operations.

Suppliers and manufacturers of diamonds as well as retailers of diamonds and diamond jewelry are vertically integrated and we expect they will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations for the products that they sell. To the extent such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated, our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited and our competitors may be able to obtain diamonds at lower prices.

Our failure to meet customer expectations with respect to price would adversely affect our business and results of operations.

Demand for our products has been highly sensitive to pricing changes. Changes in our pricing strategies have had and may continue to have a significant impact on our net sales, gross margins and net income. In the past, we have instituted retail price changes as part of our strategy to stimulate growth in net sales and optimize gross profit. We may institute similar price changes in the future. Such price changes may not result in an increase in net sales or in the optimization of gross profits. In addition, many external factors, including the costs to acquire diamonds and precious metals and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet customer expectations with respect to price in any given period, our business and results of operations would suffer.

Purchasers of diamonds and fine jewelry may not choose to shop online, which would prevent us from increasing net sales.

The online market for diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend, in part, on our ability to attract consumers who have historically purchased diamonds and fine jewelry through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing diamonds and fine jewelry from us include:

- concerns about buying luxury products such as diamonds and fine jewelry without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;
- delivery time associated with Internet orders;
- product offerings that do not reflect consumer tastes and preferences;
- pricing that does not meet consumer expectations;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products;
- inconvenience associated with returning or exchanging Internet purchased items; and
- usability, functions and features of our websites.

We may not succeed in continuing to establish the Blue Nile brand, which would prevent us from acquiring customers and increasing our net sales.

A significant component of our business strategy is the continued establishment and promotion of the Blue Nile brand. Due to the competitive nature of the online market for diamonds and fine jewelry, if we do not continue to establish our brand and branded products, we may fail to build the critical mass of customers required to substantially increase our net sales. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. To promote our brand and branded products, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts.

A critical component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high quality customer experience. In order to provide a high quality customer experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our multiple websites, technology infrastructure, fulfillment operations and customer service operations. Our ability to provide a high quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our suppliers, third-party jewelry assemblers, third-party carriers and networking vendors. During our peak seasons, we rely on temporary employees to supplement our full-time customer service and fulfillment employees. Temporary employees may not have the same level of commitment to our customers as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, or if we are unable to deliver products to our customers in a timely manner or at all, our customers may stop purchasing products from us. We also rely on third parties for information, including product characteristics and availability that we present to consumers on our websites, which may, on occasion, be inaccurate. Our failure to provide our customers with high quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Blue Nile as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The retail jewelry industry is intensely competitive, and we expect competition in the sale of diamonds and fine jewelry to increase and intensify in the future. Increased competition may result in price pressure, reduced gross margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

- independent jewelry stores;
- retail jewelry store chains, such as Tiffany & Co. and Bailey Banks & Biddle;
- other online retailers that sell jewelry, such as Amazon.com;
- department stores, chain stores and mass retailers, such as Nordstrom and Neiman Marcus;
- online auction sites, such as eBay;
- catalog and television shopping retailers, such as Home Shopping Network and QVC; and
- discount superstores and wholesale clubs, such as Wal-Mart and Costco Wholesale.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through online stores.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet as well as a more convenient means of returning and exchanging purchased products.

Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for diamonds and fine jewelry than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors can duplicate many of the products, services and content we offer, which could harm our business and results of operations.

In order to increase net sales and to sustain or increase profitability, we must attract customers in a cost-effective manner.

Our success depends on our ability to attract customers in a cost-effective manner. We have relationships with providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. Our agreements with these providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with which we have online-advertising arrangements could provide advertising services to other online or traditional retailers, including retailers with whom we compete. As competition for online advertising has increased, the cost for these services has also increased. A significant increase in the cost of the marketing vehicles upon which we rely could adversely impact our ability to attract customers in a cost-effective manner and harm our business and results of operations.

We rely exclusively on the sale of diamonds and fine jewelry for our net sales, and demand for these products could decline.

Luxury products, such as diamonds and fine jewelry, are discretionary purchases for consumers. The volume and dollar value of such purchases may significantly decrease during economic downturns. The success of our business depends in part on many macroeconomic factors, including employment levels, salary levels, tax rates and credit availability, all of which affect consumer spending and disposable income. Any reduction in consumer spending or disposable income may affect us more significantly than companies in other industries.

Our net sales and results of operations are highly dependent on the demand for diamonds and diamond jewelry, particularly engagement rings. Should prevailing consumer tastes for diamonds decline or customs with respect to engagement shift away from the presentation of diamond jewelry, demand for our products would decline and our business and results of operations would be substantially harmed.

The significant cost of diamonds results in part from their scarcity. From time to time, attempts have been made to develop and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry. We expect such efforts to continue in the future. If any such efforts are successful in creating widespread demand for alternative diamond products, demand and price levels for our products would decline and our business and results of operations would be substantially harmed.

In recent years, increasing attention has been focused on "conflict" diamonds, which are diamonds extracted from war-torn regions in Africa and sold by rebel forces to fund insurrection. Diamonds are, in some cases, also believed to be used to fund terrorist activities in some regions. Blue Nile supports the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to sign a statement acknowledging compliance with the Kimberley Process, and invoices received for diamonds purchased by us must include a certification from the vendor that the diamonds are conflict free. In addition, Blue Nile prohibits the use of its business or services for money laundering or terrorist financing in accordance with the USA Patriot Act. Through these and other efforts, we believe that the suppliers from whom we purchase our diamonds seek to exclude conflict diamonds from their inventories. However, we cannot independently determine whether any diamond we offer was extracted from these regions. Current efforts to increase consumer awareness of this issue and encourage legislative response could adversely affect consumer demand for diamonds.

Consumer confidence is dependent, in part, on the certification of our diamonds by independent laboratories. A decline in the quality of the certifications provided by these laboratories could adversely impact demand for our products. Additionally, a decline in consumer confidence in the credibility of independent diamond grading certifications could adversely impact demand for our diamond products.

Our jewelry offerings must reflect the tastes and preferences of a wide range of consumers whose preferences may change regularly. Our strategy has been to offer primarily what we consider to be classic styles of fine jewelry, but there can be no assurance that these styles will continue to be popular with consumers in the future. If the styles we offer become less popular with consumers and we are not able to adjust our product offerings in a timely manner, our net sales may decline or fail to meet expected levels.

We may be unsuccessful in further expanding our operations internationally.

To date, we have made limited international sales, but we have recently expanded our product offerings and marketing and sales efforts in the United Kingdom and Canada and anticipate continuing to expand our international sales and operations in the future either by expanding local versions of our website for foreign markets or through acquisitions or alliances with third parties. Any international expansion plans we choose to undertake will require management attention and resources and may be unsuccessful. We have minimal experience in selling our products in international markets and in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We do not currently have any overseas fulfillment or distribution or server facilities, and outside of the United Kingdom and Canada, we have very limited web content localized for foreign markets and we cannot be certain that we will be able to expand our global presence if we choose to further expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand and succeed internationally may also be limited by the demand for our products and the adoption of electronic commerce in these markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may prohibit expansion into such markets or cause our business and results of operations to suffer.

Our current and future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

- the need to develop new supplier and jeweler relationships;
- international regulatory requirements and tariffs;
- difficulties in staffing and managing foreign operations;
- longer payment cycles from credit card companies;
- greater difficulty in accounts receivable collection;
- our reliance on third-party carriers for product shipments to our customers;
- risk of theft of our products during shipment;
- potential adverse tax consequences;
- foreign currency exchange risk;
- lack of infrastructure to adequately conduct electronic commerce transactions or fulfillment operations;
- unclear foreign intellectual property protection laws;
- laws and regulations related to corporate governance and employee/employer relationships;
- price controls or other restrictions on foreign currency;
- difficulties in obtaining export and import licenses;
- increased payment risk and greater difficulty addressing credit card fraud;
- consumer and data protection laws;
- lower levels of adoption or use of the Internet; and
- geopolitical events, including war and terrorism.

Our failure to successfully expand our international operations may cause our business and results of operations to suffer.

We rely on our suppliers, third-party carriers and third-party jewelers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We significantly rely on our suppliers to promptly ship us diamonds ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship diamonds to us, and in some cases, directly to our customers. We also rely on third-party carriers for product shipments to our customers. We and our suppliers are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' abilities to provide delivery services to meet our and our suppliers' shipping needs. In addition, for some customer orders we rely on third-party jewelers to assemble the product. Our suppliers', third-party carriers' or third-party jewelers' failure to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.

If our fulfillment operations are interrupted for any significant period of time, our business and results of operations would be substantially harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly and securely deliver our products to our customers. Most of our inventory management, jewelry assembly, packaging, labeling and product return processes are performed in a single fulfillment center. This facility is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center are interrupted. We have expanded and intend to significantly expand our existing fulfillment center in the near future. Any interruptions in our fulfillment center operations for any significant period of time, including interruptions resulting from the expansion of our existing facility, could damage our reputation and brand and substantially harm our business and results of operations.

We face the risk of theft of our products from inventory or during shipment.

We have and may continue to experience theft of our products while they are being held in our fulfillment center or during the course of shipment to our customers by third-party shipping carriers. We have taken steps to prevent such theft and we maintain insurance to cover losses resulting from theft. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our websites is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent these security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, human errors, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. In addition, any party who is able to illicitly obtain a user's password could access the customer's transaction data. An increasing number of websites and Internet companies have reported breaches of their security. Any such compromise of our security could damage our reputation, business and brand and expose us to a risk of loss or litigation and possible liability, which would substantially harm our business, and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. These issues are likely to become more difficult as we expand the number of countries in which we operate. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Our failure to effectively manage the growth in our operations may prevent us from successfully expanding our business.

We have experienced, and in the future may experience, rapid growth in operations, which has placed, and could continue to place, a significant strain on our operations, services, internal controls and other managerial, operational and financial resources. To effectively manage future expansion, we will need to maintain our operational and financial systems and managerial controls and procedures, which include the following processes:

- transaction-processing and fulfillment;
- inventory management;
- customer support;
- management of multiple supplier relationships;
- operational, financial and managerial controls;
- reporting procedures;
- recruitment, training, supervision, retention and management of our employees; and
- technology operations.

If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

The success of our business may depend on our ability to successfully expand our product offerings.

Our ability to significantly increase our net sales and maintain and increase our profitability may depend on our ability to successfully expand our product lines beyond our current offerings. If we offer a new product category that is not accepted by consumers, the Blue Nile brand and reputation could be adversely affected, our net sales may fall short of expectations and we may incur substantial expenses that are not offset by increased net sales. Expansion of our product lines may also strain our management and operational resources.

If we are unable to accurately manage our inventory of fine jewelry, our reputation and results of operations could suffer.

Except for loose diamonds, substantially all of the fine jewelry we sell is from our physical inventory. Changes in consumer tastes for these products subject us to significant inventory risks. The demand for specific products can change between the time we order an item and the date we receive it. If we under-stock one or more of our products, we may not be able to obtain additional units in a timely manner on terms favorable to us, if at all, which would damage our reputation and substantially harm our business and results of operations. In addition, if demand for our products increases over time, we may be forced to increase inventory levels. If one or more of our products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, or may not be able to sell the product at all, which would substantially harm our results of operations.

Repurchases of our common stock may not prove to be the best use of our cash resources.

On February 2, 2006, our board of directors authorized the repurchase of up to $100 million of Blue Nile, Inc. common stock during the subsequent 24 month period following the approval date of such repurchases. On July 27, 2006, our board of directors authorized the repurchase of up to an additional $50 million of Blue Nile, Inc. common stock during the subsequent 24 month period following the approval date of such repurchase. In the year ended December 31, 2006, we repurchased approximately 1.8 million shares of our common stock for approximately $57.4 million. These repurchases and any repurchases we may make in the future may not prove to be at optimal prices and our use of cash for the stock repurchase program may not prove to be the best use of our cash resources and may adversely impact our future liquidity.

We have incurred significant operating losses in the past and may not be able to sustain profitability in the future.

We experienced significant operating losses in each quarter from our inception in 1999 through the second quarter of 2002. As a result, our business has a limited record of profitability and may not continue to be profitable or increase profitability. If we are unable to acquire diamonds and fine jewelry at commercially reasonable prices, if net sales decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We rely on the services of our key personnel, any of whom would be difficult to replace.

We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Competition for qualified personnel in our industry is intense. We believe that our future success will depend on our continued ability to attract, hire and retain key employees. Other than for our CEO, we do not have "key person" life insurance policies covering any of our employees.

Failure to adequately protect or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have attempted and may in the future attempt to copy aspects of our website features, compilation and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our websites, our content and our trademarks. We have registered "Blue Nile," "bluenile.com," the BN logo and the Blue Nile BN stylized logo as trademarks in the United States and in certain other countries. Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to consumer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Blue Nile or our other trademarks. Any claims or consumer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

We currently hold the bluenile.com, bluenile.co.uk and bluenile.ca Internet domain names and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Blue Nile in all of the countries in which we currently or intend to conduct business.

Litigation or proceedings before the U.S. Patent and Trademark Office or similar international regulatory agencies may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. We sell and intend to increasingly sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

We offer our customers an unconditional 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates. Actual merchandise returns are difficult to predict and may differ from our allowances. Any significant increase in merchandise returns above our allowances would substantially harm our business and results of operations.

Interruptions to our systems that impair customer access to our websites would damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruptions or downtime or technical difficulties that result in the unavailability of our websites or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, software or human errors or an overwhelming number of visitors trying to reach our websites during periods of strong seasonal demand or promotions. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our failure to rapidly respond to technological change could result in our services or systems becoming obsolete and substantially harm our business and results of operations.

As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our websites, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. Our failure to do so would substantially harm our business and results of operations. We may be required to upgrade existing technologies or business applications, or implement new technologies or business applications. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.

If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business will be harmed.

Our future net sales and profits are substantially dependent upon the continued growth in the use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly publicized failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brand and substantially harm our business and results of operations.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

- actual or perceived lack of security of information or privacy protection;
- possible disruptions, computer viruses, spyware, phishing, attacks or other damage to the Internet servers, service providers, network carriers and Internet companies or to users' computers; and
- excessive governmental regulation.

Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich website that requires the transmission of substantial secure data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high speed Internet connectivity technologies.

We rely on our relationship with a third-party consumer credit company to offer financing for the purchase of our products.

The purchase of the diamond and fine jewelry products we sell is a substantial expense for many of our customers. We currently rely on our relationship with a single financial institution to provide financing to our customers. If we are unable to maintain this or other similar arrangements, we may not be able to offer financing alternatives to our customers, which may reduce demand for our products and substantially harm our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our websites through internal development. However, from time to time, we may selectively pursue acquisitions of businesses, technologies or services. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate such acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations. We have no current plans, agreements or commitments with respect to any such acquisitions.

Our net sales may be negatively affected if we are required to charge taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products we sell, except for certain corporate level taxes, sales taxes with respect to purchases by customers located in the State of Washington, and certain taxes required to be collected on sales to customers outside of the United States of America. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the State of Washington from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Washington could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court's current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court's constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Washington. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing and online commerce. However, as the Internet becomes increasingly popular, it is possible that laws and regulations may be adopted with respect to the Internet, which may impede the growth of the Internet or other online services. These regulations and laws may cover issues such as taxation, advertising, intellectual property rights, freedom of expression, pricing, restrictions on imports and exports, customs, tariffs, information security, privacy, data protection, content, distribution, electronic contracts and other communications, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, personal property, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs and may substantially harm our business and results of operations.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our operating margins.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management time and resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. If our internal control over financial reporting is determined to be ineffective, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

As of December 31, 2006, all of our facilities were located in Seattle, Washington. Our corporate headquarters consists of approximately 24,000 square feet of office space and is subject to a sub-lease that expires in April 2011. Our fulfillment center currently consists of approximately 13,000 square feet and is subject to a lease that expires on October 31, 2011. This lease provides us with an additional 14,000 square feet of additional space on or about April 1, 2007 into which we intend to expand our fulfillment operations. We believe that the facilities housing our corporate headquarters and our fulfillment center, as expanded, will be adequate to meet our current requirements for our U.S. operations and that suitable additional or substitute space will be available as needed.

Item 3. ***Legal Proceedings***

From time to time, we may be involved in litigation relating to claims rising out of our ordinary course of business. As of March 1, 2007, we were not a party to any material legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fiscal fourth quarter of 2006.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information and Dividend Policy

Our Common Stock is quoted on The NASDAQ Stock Market LLC under the symbol "NILE." On March 1, 2007 we had approximately 72 stockholders based on the number of record holders.

The following table sets forth the high and low closing sales prices of our common stock for fiscal years 2006 and 2005. The quotations are as reported in published financial sources.

	High	Low
Fiscal year 2006:		
First Quarter	$41.40	$30.80
Second Quarter	$35.93	$28.28
Third Quarter	$37.19	$24.10
Fourth Quarter	$39.52	$33.32
Fiscal year 2005:		
First Quarter	$30.84	$24.95
Second Quarter	$32.99	$25.04
Third Quarter	$35.69	$31.11
Fourth Quarter	$43.87	$32.25

We have not paid any cash dividends on our common stock since inception, and it is not anticipated that cash dividends will be paid on shares of our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Performance Measurement Comparison(1)

The following graph compares the total cumulative stockholder return on the Company's common stock with the total cumulative return of the Nasdaq Market Index and Hemscott Internet Software and Services Group Index for the period beginning on May 20, 2004, the date of the Company's public offering, through December 31, 2006, the Company's 2006 fiscal year end.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN(2)


175
150
125
100
75
50
25
0
Dollars
5/20/04
10/03/04
1/02/05
4/03/05
7/03/05
10/02/05
1/01/06
4/02/06
7/02/06
10/01/06
12/31/06
BLUE NILE, INC.
HEMSCOTT INTERNET SOFTWARE & SERVICES GROUP INDEX
NASDAQ MARKET INDEX

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(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Assumes $100 was invested on May 20, 2004, at the closing price on the date of Blue Nile's initial public offering, in Blue Nile's common stock and each index, and all dividends have been reinvested. No cash dividends have been declared on Blue Nile's common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Issuer Purchases of Equity Securities

On February 2, 2006, the board of directors authorized the repurchase of up to $100 million of the Company's common stock within the 24 month period following the approval date of such repurchase. This repurchase program was announced on February 7, 2006. On July 27, 2006, the board of directors authorized the repurchase of up to an additional $50 million of the Company's common stock within the 24 month period following the approval date of such repurchase. This repurchase program was announced on August 1, 2006. The shares may be repurchased from time to time in open market transactions or in negotiated transactions off the market. The timing and amount of any shares repurchased is determined by the Company's management based on its evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The following table describes the shares repurchased during the quarter ended December 31, 2006 under the repurchase program.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
				(In thousands)
October 2, 2006 through October 29, 2006	400	$36.01	400	$96,379
October 30, 2006 through November 26, 2006	31,061	$35.97	31,061	$95,262
November 27, 2006 through December 31, 2006	60,600	$34.17	60,600	$93,192

Item 6. ***Selected Consolidated Financial Data***

The table below shows selected consolidated financial data for each of our fiscal years ended December 31, 2006, January 1, 2006, January 2, 2005 and December 31, 2003 and 2002. The consolidated statements of operations data and the additional operating data for each of the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005 and the consolidated balance sheets as of December 31, 2006 and January 1, 2006 are derived from our audited consolidated financial statements included elsewhere in this report. The consolidated balance sheet data as of January 2, 2005, December 31, 2003 and 2002, and the consolidated statement of operations for the fiscal years ended December 31, 2003 and 2002 are derived from audited consolidated financial statements not included in this report.

You should read the following selected consolidated financial and operating information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The historical results presented below are not necessarily indicative of future results. See Note 11 of the related notes to our consolidated financial statements for the calculation of weighted average shares outstanding used in computing basic and diluted net income per share.

BLUE NILE, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005	Year Ended December 31,	
				2003	2002
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$251,587	$203,169	$169,242	$128,894	$72,120
Gross profit	50,853	45,042	37,584	29,385	18,117
Selling, general and administrative expenses	34,296	26,993	22,727	18,174	14,090
Restructuring charges	—	—	—	(87)	400
Operating income	16,557	18,049	14,857	11,298	3,627
Income before income taxes	19,980	20,553	15,629	11,286	1,627
Income tax expense (benefit)	6,916	7,400	5,642	(15,700)	—
Net income	$ 13,064	$ 13,153	$ 9,987	$ 26,986	$ 1,627
Basic net income per share	$ 0.79	$ 0.75	$ 0.80	$ 6.98	$ 0.49
Diluted net income per share	$ 0.76	$ 0.71	$ 0.56	$ 1.65	$ 0.11
Shares used in computing basic net income per share	16,563	17,550	12,450	3,868	3,336
Shares used in computing diluted net income per share	17,278	18,597	17,885	16,363	14,160
Additional Operating Data:					
Net cash provided by operating activities	$ 40,518	$ 31,272	$ 29,751	$ 19,816	$16,730
Gross profit margin	20.2%	22.2%	22.2%	22.8%	25.2%
Selling, general and administrative expenses as a percentage of net sales	13.6%	13.3%	13.5%	14.1%	19.6%

	As of December 31, 2006	As of January 1, 2006	As of January 2, 2005	As of December 31, 2003	As of December 31, 2002
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 78,540	$ 71,921	$ 59,499	$ 30,383	$ 22,597
Marketable securities	19,767	42,748	41,868	—	—
Accounts receivable	1,640	1,877	1,028	916	481
Inventories	14,616	11,764	9,914	10,204	5,181
Accounts payable	66,625	50,157	37,775	26,288	15,791
Working capital(1)	41,881	76,869	77,838	16,663	1,795
Total assets	122,106	138,005	128,382	62,305	30,914
Total long-term obligations	666	863	1,071	1,126	1,091
Mandatorily redeemable convertible preferred stock	—	—	—	57,485	57,215
Total stockholders' equity (deficit)	47,303	81,515	83,620	(27,238)	(54,560)

(1) Working capital consists of total current assets, including cash and cash equivalents, less total current liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the heading "Item 1A — Risk Factors."

Management Overview

We are a leading online retailer of high quality diamonds and fine jewelry. We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at competitive prices. Our websites showcase thousands of independently certified diamonds and styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches.

Our business model enables us to eliminate much of the cost associated with carrying diamond inventory. We generally do not hold in our inventory the diamonds we offer for sale until we receive a customer order. Upon receipt of a customer order for a specific diamond, we purchase that diamond from one of our suppliers, who, if holding it, generally ships it to us in one business day. We also hold certain diamonds on consignment until ordered. We take title to the diamond at the time of its shipment from our supplier or, if held by us on consignment, at the time of order. Unlike diamonds, we typically take rings, wedding bands, earrings, necklaces, pendants, bracelets and watches into inventory before they are ordered by our customers. As such, we are subject to costs associated with carrying such jewelry products and risks of potential mark-downs.

We review our operations based on both our financial results and various non-financial measures. Among the key financial factors upon which management focuses in reviewing performance are growth in net sales, gross profit, operating income and net cash provided by operating activities. As an online retailer, we do not incur most of the operating costs associated with physical retail stores, including the costs of maintaining significant inventory and related overhead. As a result, while our gross profit margins are lower than those typically maintained by traditional diamond and fine jewelry retailers, we are able to realize relatively higher operating income as a percentage of net sales. In the year ended December 31, 2006, we had a 20.2% gross profit margin, as compared to what we believe to be gross profit margins of up to 50% or more by some traditional retailers. Our lower gross profit margins result from lower retail prices that we offer to our customers. We believe these lower prices, in turn, contribute to increased net sales. Our financial results, including our net sales, gross profit and operating income can and do vary significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control. These factors include the seasonality of our net sales, general economic conditions, the costs to acquire diamonds and precious metals, the costs to acquire customers and our competitors' pricing and marketing strategies.

During the year ended December 31, 2006, net sales increased 23.8% to $251.6 million from $203.2 million in the year ended January 1, 2006. The increase in net sales is attributable to an increase in sales volume. Gross profit of $50.9 million increased $5.8 million in the year ended December 31, 2006 as compared to the year ended January 1, 2006. Operating income for the year ended December 31, 2006 decreased 8.3% to $16.6 million from $18.0 million in the year ended January 1, 2006 as a result of an increase in selling, general and administrative expenses, primarily due to a significant increase in stock-based compensation expense related to the implementation of SFAS 123R, as described below. Net income decreased to $13.1 million in the year ended December 31, 2006 from $13.2 million in the year ended January 1, 2006.

On January 2, 2006, we adopted SFAS 123R, which requires the fair value of stock options granted to be included in our financial statements. We adopted SFAS 123R using the prospective and modified prospective transition methods, which preclude prior period financial statements from being revised to reflect this change. Stock-based compensation expense in the year ended December 31, 2006 was $4.3 million compared to $312,000 in the year ended January 1, 2006. The accounting for stock-based compensation under SFAS 123R in 2006 had an impact of reducing net income and diluted earnings per share by $2.6 million and $0.14 per share, respectively. We expect future stock-based compensation expense to be significant. As of December 31, 2006, the Company had total unrecognized compensation costs related to unvested stock options accounted for using the modified prospective and prospective methods under SFAS 123R of $10.8 million. We expect to recognize this cost over a weighted average period of 2.8 years. Actual expense will depend on the nature, timing, and amount of future stock options granted and the assumptions used in valuing these stock options. Our tax accounting may also be impacted by actual stock option exercise behavior and the relative market prices at exercise.

Among the key non-financial measures we review are customer feedback and customer satisfaction ratings. We believe that maintaining high overall customer satisfaction is critical to our ongoing efforts to promote the Blue Nile brand and to increase our net sales and net income. We actively solicit customer feedback on our website functionality as well as on the entire purchase experience. To maintain a high level of performance by our diamond and jewelry consultants, we also undertake an ongoing customer feedback process.

In August 2004, we launched a website in the United Kingdom, www.bluenile.co.uk through which we offered a limited number of products. In September 2005, we began offering customization tools on our U.K. website to provide customers with the ability to customize their diamond jewelry products and to purchase wedding bands. In January 2005, we launched a website in Canada, www.bluenile.ca, through which we offer diamond and jewelry products for sale. Sales through the U.K. and Canada websites totaled $8.3 million for the fiscal year ended December 31, 2006.

Critical Accounting Policies

The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

Blue Nile recognizes revenue and the related gross profit on the date on which we estimate that customers have received their products. As we require customer payment prior to order shipment, any payments received prior to the customer receipt date are not recorded as revenue. We utilize our freight vendors' tracking information to determine when delivery has occurred, which is typically within one to three days after shipment. We reduce revenue by a provision for returns, which is based on our historical product return rates.

Our contracts with our suppliers generally allow us to return to our suppliers diamonds purchased and returned by our customers.

Stock-based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of SFAS 123R. We use the Black-Scholes-Merton option valuation model, which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term, and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in these assumptions can materially affect the estimate of the fair value of employee stock options and consequently, the related amount of stock-based compensation expense recognized in the consolidated statements of operations.

The Company performed the following sensitivity analysis using changes in the expected term and volatility that could be reasonably possible in the near term. If we assumed a six month change in the expected term or a 500 basis point change in expected volatility, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	Increase	Decrease
Expected Term(1)	5.8%	(6.2)%
Expected Volatility(1)	8.9%	(9.0)%

(1) Sensitivity to change in assumptions was determined using the Black-Scholes-Merton valuation model compared to the following original assumptions: stock price and exercise price equal to the closing market price of Blue Nile, Inc. common stock on December 29, 2006, expected term of 4.5 years, expected volatility of 36%, expected dividend yield of 0.0% and a risk free investment rate of 5.0%.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of net sales:

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Net sales	100.0%	100.0%	100.0%
Gross profit	20.2	22.2	22.2
Selling, general and administrative expenses	13.6	13.3	13.5
Operating income	6.6	8.9	8.7
Other income (expense), net	1.3	1.2	0.5
Income before income taxes	7.9	10.1	9.2
Income tax expense	2.7	3.6	3.3
Net income	5.2%	6.5%	5.9%

The following describes certain line items set forth in our consolidated statement of operations:

Net Sales. Substantially all of our net sales consist of diamonds and fine jewelry sold via the Internet, net of estimated returns. Historically, net sales have been higher in the fourth quarter as a result of higher consumer spending during the holiday season. We expect this seasonal trend to continue in the foreseeable future. We also generate net sales from upgrades to our free standard shipping.

Gross Profit. Our gross profit consists of net sales less the cost of sales. Our cost of sales includes the cost of merchandise sold to customers, inbound and outbound shipping costs, depreciation on assembly related assets, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facilities costs. Our gross profit has fluctuated historically and we expect it to continue to fluctuate based primarily on our product acquisition costs, product mix and pricing decisions.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of payroll and related benefit costs for our employees, stock-based compensation, marketing costs and credit card fees. These expenses also include certain facilities, fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fiscal Year. The Company's fiscal year ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added in the fourth quarter every five to six years.

The following table presents our historical operating results for the periods indicated, including a comparison of the financial results for the periods indicated (dollars in thousands, except per share data):

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005	Comparison of Year Ended December 31, 2006 to Year Ended January 1, 2006		Comparison of Year Ended January 1, 2006 to Year Ended January 2, 2005	
				$ Change	% Change	$ Change	% Change
Net sales	$251,587	$203,169	$169,242	$48,418	23.8%	$33,927	20.0%
Cost of sales	200,734	158,127	131,658	42,607	26.9%	26,469	20.1%
Gross profit	50,853	45,042	37,584	5,811	12.9%	7,458	19.8%
Operating expenses:							
Selling, general and administrative	34,296	26,993	22,727	7,303	27.1%	4,266	18.8%
Operating income	16,557	18,049	14,857	(1,492)	−8.3%	3,192	21.5%
Other income (expense), net:							
Interest income	3,323	2,499	709	824	33.0%	1,790	252.5%
Other income	100	5	63	95	nm	(58)	−92.1%
	3,423	2,504	772	919	36.7%	1,732	224.4%
Income before income taxes	19,980	20,553	15,629	(573)	−2.8%	4,924	31.5%
Income tax expense (benefit)	6,916	7,400	5,642	(484)	−6.5%	1,758	31.2%
Net income	$ 13,064	$ 13,153	$ 9,987	$ (89)	−0.7%	$ 3,166	31.7%
Basic net income per share	$ 0.79	$ 0.75	$ 0.80	$ 0.04	5.3%	$ (0.05)	−6.3%
Diluted net income per share	$ 0.76	$ 0.71	$ 0.56	$ 0.05	7.0%	$ 0.15	26.8%

Comparison of Year Ended December 31, 2006 to Year Ended January 1, 2006

Net Sales

Net sales increased 23.8% in 2006, reflecting sales volume growth in all product categories in our domestic and international markets.

Gross Profit

The increase in gross profit in the year ended December 31, 2006 compared to the year ended January 1, 2006 resulted primarily from increases in net sales volume, as discussed above. Gross profit as a percentage of net sales was 20.2% in the year ended December 31, 2006 and 22.2% in the year ended January 1, 2006. The decrease in gross profit as a percentage of net sales was primarily due to our lower diamond pricing strategy that was implemented in the first quarter of 2006 to optimize gross profit, and to a lesser extent, cost increases in gold, silver and platinum jewelry that were not fully passed on to our customers. Volume increases in the non-engagement jewelry category, which typically carries a higher gross margin than engagement, partially offset the decreases related to pricing. The engagement category represented approximately 70% of our total net sales in the year ended December 31, 2006, compared to 72% in the year ended January 1, 2006. We expect that gross profit will fluctuate in the future based primarily on changes in product acquisition costs, product mix and pricing decisions.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses in the year ended December 31, 2006 compared to the year ended January 1, 2006 was due to several factors. Stock-based compensation increased approximately $4.0 million to $4.3 million, compared to $312,000 in the year ended January 1, 2006, as a result of the adoption of SFAS 123R. We recorded $4.1 million of stock-based compensation expense as a result of the transition to accounting for stock-based compensation at fair value using the modified prospective method in accordance with SFAS 123R. Of this amount, $4.0 million was recognized as selling, general and administrative expense and $75,000 was recognized as cost of sales. Marketing costs increased approximately $2.3 million in the year ended December 31, 2006 compared to the year ended January 1, 2006 primarily due to higher sales volume. Credit card processing fees increased approximately $965,000 in the year ended December 31, 2006 compared to the year ended January 1, 2006 due to the increase in sales volume. Payroll and related costs increased approximately $651,000 in the year ended December 31, 2006 compared to the year ended January 1, 2006 due to additional headcount and increased compensation costs. These increases were partially offset by lower contractor and consultant costs for the year ended December 31, 2006 compared to the year ended January 1, 2006, which included costs related to the implementation of Sarbanes-Oxley 404. As a percentage of net sales, selling, general and administrative expenses were 13.6% and 13.3% in the year ended December 31, 2006 and the year ended January 1, 2006, respectively. The increase in selling, general and administrative expenses as a percentage of net sales in the year ended December 31, 2006 resulted primarily from the addition of stock-based compensation expenses as a result of the implementation of SFAS 123R, as discussed above.

We expect selling, general and administrative expenses to increase in absolute dollars in future periods as a result of our marketing efforts to drive increases in net sales, growth in our fulfillment and customer service operations to support higher sales volumes and increases in credit card processing fees and other variable expenses.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income. The increase of $824,000 in interest income in the year ended December 31, 2006 compared to the year ended January 1, 2006 was due to an increase in interest rates during the year ended December 31, 2006 compared to the year ended January 1, 2006, partially offset by a decrease in the average cash balance in the year ended December 31, 2006 compared to the year ended January 1, 2006 as a result of share repurchases in 2006.

Income Taxes

The effective income tax rate for the year ended December 31, 2006 was 34.6% as compared to 36.0% for the year ended January 1, 2006. This change in tax rate resulted from adjustments arising from the final determination of our 2005 income tax expense and adjustments to deferred taxes for the year ended December 31, 2006. During 2006, we fully utilized our net operating loss carryforwards for federal income tax purposes.

Comparison of Year Ended January 1, 2006 to Year Ended January 2, 2005

Net Sales

The increase in net sales in the year ended January 1, 2006 compared to the year ended January 2, 2005 was primarily due to an increase in the net sales volume of engagement rings and diamond jewelry. The remaining increase in net sales resulted primarily from growth in demand for loose diamonds, wedding bands and customized non-engagement jewelry. The engagement category represented approximately 72% of our total net sales in the year ended January 1, 2006, as compared to 74% in the year ended January 2, 2005.

Gross Profit

The increase in gross profit in the year ended January 1, 2006 compared to the year ended January 2, 2005 resulted primarily from increases in sales volume, as discussed above. Gross profit as a percentage of net sales was 22.2% in the year ended January 1, 2006 and the year ended January 2, 2005. In the year ended January 1, 2006, we had a higher proportion of sales in the non-engagement jewelry category than in the year ended January 2, 2005, which typically carries a higher gross margin than the engagement category. This increase in gross margin related to higher jewelry sales was offset by lower gross margins in the engagement category.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses in the year ended January 1, 2006 compared to the year ended January 2, 2005 was due to several factors. Costs associated with being a public company, including audit and other professional service fees and costs related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, increased approximately $1.4 million in the year ended January 1, 2006. Marketing costs increased $1.1 million in the year ended January 1, 2006 due to the increase in sales volume. In addition, we experienced increases in online advertising rates during the year ended January 1, 2006. Payroll and related costs increased approximately $870,000 in the year ended January 1, 2006 due primarily to the addition of new employees. Credit card processing fees increased approximately $560,000 in the year ended January 1, 2006 due to the increase in sales volume. As a percentage of net sales, selling, general and administrative expenses were 13.3% and 13.5% in the year ended January 1, 2006 and the year ended January 2, 2005, respectively. The decrease in selling, general and administrative expenses as a percentage of net sales in the year ended January 1, 2006 compared to the year ended January 2, 2005 resulted primarily from our ability to leverage our fixed cost base. In the year ended January 1, 2006, we recorded approximately $312,000 of stock compensation expense as compared to $355,000 in the year ended January 2, 2005.

Other Income (Expense), Net

Other income (expense), net consisted primarily of interest income. The increase in interest income in the year ended January 1, 2006 compared to the year ended January 2, 2005 was due to an increase in interest rates and an increase in the average balance of cash and marketable securities during the year ended January 1, 2006 compared to the year ended January 2, 2005.

Income Taxes

In the year ended January 1, 2006 and the year ended January 2, 2005, we recognized income tax expense related to the provision for income taxes at the effective tax rate. The effective income tax rate for the year ended January 1, 2006 was 36.0% as compared to 36.1% for the year ended January 2, 2005.

Liquidity and Capital Resources

Since inception, we have funded our operations through cash generated by operations, the sale of equity securities, subordinated indebtedness, credit facilities and capital lease obligations. The significant components of our working capital are inventory and liquid assets such as cash, marketable securities and trade accounts receivable, reduced by accounts payable and accrued expenses. Our business model provides certain beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.

As of December 31, 2006, working capital totaled $41.9 million, including cash and cash equivalents of $78.5 million and marketable securities of $19.8 million, partially offset by accounts payable of $66.6 million. Due to the seasonal nature of our business, cash and cash equivalents, inventory and accounts payable are generally higher in the fourth quarter, resulting in fluctuations in our working capital. During the year ended December 31, 2006, we fully utilized our net operating loss carryforwards for federal income tax purposes.

Net cash provided by operating activities was $40.5 million, $31.3 million and $29.8 million in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively. The increase in cash provided by operating activities in the year ended December 31, 2006 compared to the year ended January 1, 2006 was primarily due to cash generated from net income of $13.1 million, non-cash stock-based compensation expense of $4.4 million due to the adoption of SFAS 123R, tax benefits realized upon the exercise of stock options of $2.7 million, an increase in accrued liabilities, and growth in accounts payable related to net sales growth and extended payment terms with our suppliers. These increases were partially offset by an increase in inventory balances and the change in deferred income taxes resulting from the utilization of our net operating loss carryforwards. The increase in cash provided by operating activities in the year ended January 1, 2006 compared to the year ended January 2, 2005 was primarily due to an increase in pretax income, the change in the deferred income tax balance, growth in accounts payable related to net sales growth and extended payment terms with our suppliers, partially offset by an increase in inventory balances.

Net cash provided by investing activities was $21.1 million in the year ended December 31, 2006 and was primarily related to the net sales of marketable securities. Net cash used in investing activities was $2.1 million and $43.3 million in the year ended January 1, 2006 and the year ended January 2, 2005, respectively, and was primarily related to the net purchase of marketable securities.

Net cash used in financing activities in the year ended December 31, 2006 was $55.0 million, related primarily to repurchases of our common stock. On February 2, 2006, the board of directors authorized the repurchase of up to $100 million of the Company's common stock within the 24 month period following the approval date of the repurchase program. This repurchase program was announced on February 7, 2006. On July 27, 2006, the board of directors authorized the repurchase of up to an additional $50 million of the Company's common stock within the 24 month period following the approval date of the repurchase program. This repurchase program was announced on August 1, 2006. The shares may be repurchased from time to time in open market transactions or in negotiated transactions off the market. The timing and amount of any shares repurchased is determined by the Company's management based on its evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. In the year ended December 31, 2006, we purchased approximately 1.8 million shares of our common stock for $57.4 million. Net cash used in financing activities in the year ended January 1, 2006 was $16.8 million related primarily to repurchases of Blue Nile, Inc. common stock under a repurchase plan authorized by the board of directors in February 2005. The increase in net cash used in financing activities in the year ended December 31, 2006 was partially offset by an increase in proceeds from stock option exercises and excess tax benefits from stock option exercises. In the year ended January 1, 2006, the excess tax benefits from stock option exercises were presented as operating cash inflows in accordance with EITF 00-15. Net cash provided by financing activities was $42.7 million in the year ended January 2, 2005, resulting primarily from the net proceeds of our initial public offering.

The following table summarizes our contractual obligations and the expected effect on liquidity and cash flows as of December 31, 2006.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Operating leases	$ 2,182	$ 446	$977	$759	$—
Purchase obligations(1)	8,120	8,120	—	—	—
Purchase obligations(2)	392	392	—	—	—
	$10,694	$8,958	$977	$759	$—

(1) Includes open merchandise purchase orders at December 31, 2006

(2) Includes commitments for advertising and marketing services at December 31, 2006

We believe that cash and cash equivalents currently on hand as well as cash flows from operations will be sufficient to continue our operations for the foreseeable future. While we anticipate that our cash flows from operations will be sufficient to fund our operational requirements, future capital and operating requirements may change and will depend on many factors, including the level of our net sales, gross margin levels, pricing decisions, the cost to acquire products, the expansion of our sales and marketing activities, the cost of our fulfillment operations, potential investments in businesses or technologies and continued market acceptance of our products. We could be required, or could elect, to seek additional funding through a public or private equity or debt financing in the future, and this financing may not be available on terms acceptable to us, or at all.

Off-Balance Sheet Arrangements

At December 31, 2006, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high quality, interest bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. If interest rates had averaged 1% more than they did in the year ended December 31, 2006, interest income for the year would have increased approximately 21.5%, or $716,000.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, WA

We have audited the accompanying consolidated balance sheet of Blue Nile, Inc. and subsidiary (the "Company") as of December 31, 2006, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the period ended December 31, 2006. Our audit also included the financial statement schedule for the year ended December 31, 2006, listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blue Nile, Inc. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 2, 2006, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

As discussed in Note 1 to the consolidated financial statements, on December 31, 2006, the Company initially applied the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, and recorded a cumulative effect adjustment to beginning accumulated deficit in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Seattle, WA
March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Blue Nile, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Blue Nile, Inc. at January 1, 2006, the results of its operations and its cash flows for the two years in the period ended January 1, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended January 1, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, WA
March 13, 2006

BLUE NILE, INC.

Consolidated Balance Sheets
(In thousands, except par value)

	December 31, 2006	January 1, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,540	$ 71,921
Restricted cash	117	119
Marketable securities	19,767	42,748
Trade accounts receivable	1,484	1,567
Other accounts receivable	156	310
Inventories	14,616	11,764
Deferred income taxes	598	3,223
Prepaids and other current assets	740	844
Total current assets	116,018	132,496
Property and equipment, net	3,391	3,261
Intangible assets, net	319	352
Deferred income taxes	2,285	1,819
Other assets	93	77
Total assets	$122,106	$138,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 66,625	$ 50,157
Accrued liabilities	7,315	5,262
Current portion of deferred rent	197	208
Total current liabilities	74,137	55,627
Deferred rent, less current portion	666	863
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized, none issued and outstanding		
Common stock, $0.001 par value; 300,000 shares authorized 19,073 shares and 18,646 shares issued, respectively; 15,972 shares and 17,331 shares outstanding, respectively	19	19
Additional paid-in capital	115,751	106,341
Deferred compensation	(180)	(480)
Accumulated other comprehensive (loss) income	(2)	5
Retained earnings (accumulated deficit)	7,110	(6,362)
Treasury stock, at cost; 3,101 shares and 1,315 shares outstanding, respectively	(75,395)	(18,008)
Total stockholders' equity	47,303	81,515
Total liabilities and stockholders' equity	$122,106	$138,005

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Net sales	$251,587	$203,169	$169,242
Cost of sales	200,734	158,127	131,658
Gross profit	50,853	45,042	37,584
Operating expenses:			
Selling, general and administrative	34,296	26,993	22,727
Operating income	16,557	18,049	14,857
Other income (expense), net:			
Interest income	3,323	2,499	709
Other income	100	5	63
	3,423	2,504	772
Income before income taxes	19,980	20,553	15,629
Income tax expense	6,916	7,400	5,642
Net income	$ 13,064	$ 13,153	$ 9,987
Basic net income per share	$ 0.79	$ 0.75	$ 0.80
Diluted net income per share	$ 0.76	$ 0.71	$ 0.56

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Changes in Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In thousands)

	Mandatorily Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Amount	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount							
Balance, December 31, 2003	10,000	$ 57,485	5,128	$ 5	$ 4,247	$(1,352)	$(29,502)	$—	(750)	$ (636)	$(27,238)
Net income	—	—	—	—	—	—	9,987	—	—	—	9,987
Other comprehensive income (loss):											
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	(2)	—	—	(2)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	9,985
Sale of common stock, net of offering expenses	—	—	2,301	2	42,514	—	—	—	—	—	42,516
Conversion of mandatorily redeemable convertible preferred stock to common stock	(10,000)	(57,485)	10,920	11	57,474	—	—	—	—	—	57,485
Deferred stock compensation on issuance of stock options	—	—	—	—	228	(228)	—	—	—	—	—
Tax benefit from stock option exercises	—	—	—	—	352	—	—	—	—	—	352
Amortization of deferred stock compensation	—	—	—	—	—	355	—	—	—	—	355
Reversal of deferred compensation relating to cancelled options	—	—	—	—	(296)	296	—	—	—	—	—
Exercise of common stock options and warrants	—	—	128	—	145	—	—	—	—	—	145
Issuance of common stock to directors	—	—	1	—	20	—	—	—	—	—	20
Balance, January 2, 2005	—	—	18,478	18	104,684	(929)	(19,515)	(2)	(750)	(636)	83,620
Net income	—	—	—	—	—	—	13,153	—	—	—	13,153
Other comprehensive income (loss):											
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	—	7	—	—	7
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	13,160
Tax benefit from stock option exercises	—	—	—	—	1,190	—	—	—	—	—	1,190
Amortization of deferred stock compensation	—	—	—	—	—	312	—	—	—	—	312
Reversal of deferred compensation relating to cancelled options	—	—	—	—	(137)	137	—	—	—	—	—
Exercise of common stock options	—	—	167	1	574	—	—	—	—	—	575
Issuance of common stock to directors	—	—	1	—	30	—	—	—	—	—	30
Repurchase of common stock	—	—	—	—	—	—	—	—	(565)	(17,372)	(17,372)
Balance, January 1, 2006	—	—	18,646	19	106,341	(480)	(6,362)	5	(1,315)	(18,008)	81,515
Adjustment to beginning accumulated deficit (Note 1)	—	—	—	—	—	—	408	—	—	—	408
Net income	—	—	—	—	—	—	13,064	—	—	—	13,064
Other comprehensive income (loss):											
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	(7)	—	—	(7)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	13,465
Tax benefit from exercise of stock options	—	—	—	—	2,961	—	—	—	—	—	2,961
Amortization of deferred stock compensation	—	—	—	—	—	269	—	—	—	—	269
Reversal of deferred compensation relating to cancelled options	—	—	—	—	(31)	31	—	—	—	—	—
Exercise of common stock options	—	—	425	—	2,251	—	—	—	—	—	2,251
Issuance of common stock to directors	—	—	2	—	94	—	—	—	—	—	94
Stock-based compensation	—	—	—	—	4,135	—	—	—	—	—	4,135
Repurchase of common stock	—	—	—	—	—	—	—	—	(1,786)	(57,387)	(57,387)
Balance, December 31, 2006	—	$ —	19,073	$19	$115,751	$ (180)	$ 7,110	$(2)	(3,101)	$(75,395)	$ 47,303

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Operating activities:			
Net income	$ 13,064	$ 13,153	$ 9,987
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,868	1,717	1,510
Loss (gain) on disposal of fixed assets	5	11	(5)
Stock-based compensation	4,434	342	375
Deferred income taxes	2,654	5,872	5,036
Tax benefit from exercise of stock options	2,739	1,190	352
Excess tax benefit from exercise of stock options	(172)	—	—
Changes in assets and liabilities:			
Receivables, net	236	(849)	(111)
Inventories	(2,852)	(1,850)	290
Prepaid expenses and other assets	88	(41)	(387)
Accounts payable	16,468	12,382	11,487
Accrued liabilities	2,194	(452)	1,246
Deferred rent	(208)	(203)	(29)
Net cash provided by operating activities	40,518	31,272	29,751
Investing activities:			
Purchases of property and equipment	(1,908)	(1,072)	(1,417)
Purchases of intangible assets	—	—	(416)
Proceeds from the sale of property and equipment	1	8	7
Purchases of marketable securities	(75,030)	(156,870)	(82,870)
Proceeds from the sale of marketable securities	98,000	156,000	41,000
Transfers of restricted cash	2	(119)	400
Net cash provided by (used in) investing activities	21,065	(2,053)	(43,296)
Financing activities:			
Proceeds from the sale of common stock, net of issuance costs	—	—	42,516
Repurchase of common stock	(57,387)	(17,372)	—
Proceeds from warrant and stock option exercises	2,251	575	145
Excess tax benefit from exercise of stock options	172	—	—
Net cash (used in) provided by financing activities	(54,964)	(16,797)	42,661
Net increase in cash and cash equivalents	6,619	12,422	29,116
Cash and cash equivalents, beginning of period	71,921	59,499	30,383
Cash and cash equivalents, end of period	$ 78,540	$ 71,921	$ 59,499
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 325	$ 328	$ 235
Non-cash investing and financing activities:			
Non-cash proceeds from the sale of property and equipment	$ —	$ 21	$ —

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Company and Summary of Significant Accounting Policies

The Company

Blue Nile, Inc. (the "Company") is a leading online retailer of high quality diamonds and fine jewelry in the United States. In addition to sales of diamonds, fine jewelry and watches, the Company provides guidance and support to enable customers to more effectively learn about and purchase diamonds as well as classically styled fine jewelry. The Company, a Delaware corporation, based in Seattle, Washington, was formed in March 1999. The Company maintains its primary website at www.bluenile.com. The Company also operates the www.bluenile.co.uk and www.bluenile.ca websites.

Change in Fiscal Year

On January 1, 2004, the Company's fiscal year-end changed from December 31 to the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years.

Reclassifications

Certain reclassifications of prior period balances have been made for consistent presentation with the current period. These reclassifications had no impact on net income, net cash provided by operating activities or stockholders' equity as previously reported.

Basis of Presentation

The consolidated financial statements include the balances of Blue Nile, Inc. and its subsidiary for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for sales returns and the estimated fair value of stock options granted. Actual results could differ materially from those estimates.

Concentration of Risk

The Company maintains the majority of its cash and cash equivalents and marketable securities in accounts with one major financial institution in the United States of America, in the form of demand deposits, money market accounts and U.S. government securities. Deposits in this bank may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from credit card purchases from customers and are typically settled within two business days.

The Company's ability to acquire diamonds and fine jewelry is dependent on its relationships with various suppliers from whom it purchases diamonds and fine jewelry. The Company has reached agreements with certain suppliers to provide access to their inventories of diamonds for its customers, but the terms of these agreements are limited and do not govern the purchase of diamonds for its inventory. The Company's inability to maintain these and other future diamond and fine jewelry supply relationships on commercially reasonable terms would cause its business to suffer and its revenues to decline. Purchase concentration by major supply vendor is as follows:

	Year Ended December 31, 2006 Payments	Year Ended January 1, 2006 Payments	Year Ended January 2, 2005 Payments
Vendor A	9%	11%	10%
Vendor B	6%	9%	9%
Vendor C	6%	5%	6%
	21%	25%	25%

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash at December 31, 2006 and January 1, 2006 consists of cash pledged as collateral for a letter of credit.

Marketable Securities

The Company's marketable securities are classified as available-for-sale as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). At December 31, 2006 and January 1, 2006, marketable securities consisted of U.S. government and agencies' securities maturing within one year. The securities are carried at fair value, with the unrealized gains and losses included in accumulated other comprehensive income (loss). Realized gains or losses on the sale of marketable securities are identified on a specific identification basis and are reflected as a component of interest income or expense.

Marketable securities totaled $19.8 million and $42.7 million at December 31, 2006 and January 1, 2006, respectively. There were no realized gains or losses on the sales of marketable securities in the years ended December 31, 2006, January 1, 2006 or January 2, 2005. Gross unrealized gains and losses at December 31, 2006 and January 1, 2006 were not material.

Any unrealized losses are considered temporary as the duration of the decline in value has been short and the extent of the decline is not severe.

Inventories

The Company's diamond, fine jewelry and watch inventories are classified at the lower of cost or market, using the specific identification method for diamonds and weighted average cost method for fine jewelry and watches. The Company also lists loose diamonds on its websites that are not included in inventory until the Company receives a customer order for those diamonds. Upon receipt of a customer order, the Company purchases a specific diamond and records it in inventory until it is delivered to the customer, at which time the revenue from the sale is recognized and inventory is relieved.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the statement of operations. Estimated useful lives by major asset category are as follows:

Asset	Life (In Years)
Computers and equipment	3
Software and website development	1-3
Leasehold improvements	Shorter of lease term or asset life
Furniture and fixtures	7

Capitalized Software

The Company capitalizes internally developed software costs and website development costs in accordance with the provisions of Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") and Emerging Issues Task Force ("EITF") No. 00-2, "Accounting for Website Development Costs" ("EITF 00-2"). Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized.

Intangible Assets

Intangible assets are recorded at cost and consist primarily of the costs incurred to acquire licenses and other similar agreements with finite lives, which were acquired in October 2004. Amortization is calculated on a straight-line basis over the estimated useful lives of the related assets, which range from 10 years to 17 years. The carrying amount of these assets was $319,000 and $352,000, net of accumulated amortization of $97,000 and $64,000 at December 31, 2006 and January 1, 2006, respectively. Amortization expense related to intangible assets was $33,000 in the year ended December 31, 2006. Amortization expense is estimated to be $33,000 in each fiscal year for 2007 through 2011.

Fair Value of Financial Instruments

The carrying amounts for the Company's cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Marketable securities are marked to market through comprehensive income and are recorded at fair value.

Treasury Stock

Treasury stock is recorded at cost and consists of the repurchase of our common stock in the open market, the repurchase of restricted common stock issued to founders and unvested stock issued to employees in connection with early exercises of stock options.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

Revenue Recognition

Net sales consist of products sold via the Internet and shipping revenue, net of estimated returns and promotional discounts. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable and collectibility of the selling price is reasonably assured. The Company evaluates the criteria outlined in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned.

The Company requires payment at the point of sale. Amounts received prior to delivery of goods to customers are not recorded as revenue. The Company offers a return policy of generally 30 days and provides an allowance for sales returns during the period in which the sales are made. At December 31, 2006 and January 1, 2006, the reserve for sales returns was $1.2 million and $977,000, respectively, and was recorded as an accrued liability. Sales revenues and cost of sales reported in the consolidated statements of operations are reduced to reflect estimated returns.

The Company generally does not extend credit to customers, except through third party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts because payment is typically received within two business days after the sale is complete.

Cost of Sales

Cost of sales consists of the cost of merchandise sold to customers, inbound and outbound shipping costs, depreciation on assembly related costs, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facility costs.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of payroll and related benefit costs for our employees, stock-based compensation, marketing costs and credit card fees. These expenses also include certain facilities, fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fulfillment (handling) costs include costs incurred in operating and staffing the fulfillment center, including costs attributable to: receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment. Fulfillment (handling) costs in the years ended December 31, 2006, January 1, 2006 and January 2, 2005 were approximately $2.4 million, $1.8 million and $1.6 million, respectively.

The Company has procedures in place to detect and prevent credit card fraud since the Company has exposure to losses from fraudulent charges. The Company records a reserve for fraud losses based on our historical rate of such losses. This reserve is recorded as an accrued liability and amounted to $105,000 at December 31, 2006 and $151,000 at January 1, 2006.

Advertising

Advertising production costs are expensed as incurred. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Costs of advertising associated with television, radio, print and other media are expensed when such services are used. Advertising expense for the years ended December 31, 2006, January 1, 2006 and January 2, 2005 was approximately $9.7 million, $7.6 million and $6.5 million, respectively.

Segments

The Company has one operating segment, online retail jewelry. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented, and the Company does not have any long-lived assets located in foreign countries.

Stock-based Compensation

The Company grants non-qualified stock options under its 2004 Equity Incentive Plan (the "2004 Plan") and its 2004 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Additionally, the Company has outstanding non-qualified and incentive stock options under its 1999 Equity Incentive Plan (the "1999 Plan"). As of May 19, 2004, the effective date of the Company's initial public offering, no additional stock options were granted under the 1999 Plan.

Prior to January 2, 2006, the Company accounted for options granted under its employee compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." Under APB 25, compensation expense was recognized for the difference between the market price of the Company's stock on the date of grant and the exercise price of the stock option. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), stock-based compensation was included as a pro forma disclosure in the notes to the consolidated financial statements.

Effective January 2, 2006, the Company adopted the provisions of SFAS No. 123R (Revised 2004), "Share-Based Payment" ("SFAS 123R") using the modified prospective transition method for all stock options issued after becoming a public company. SFAS 123R requires measurement of compensation cost for all options granted based on fair value on the date of grant and recognition of compensation expense over the service period for those options expected to vest. Stock-based compensation expense recorded for the year ended December 31, 2006 includes the estimated expense for stock options granted on or subsequent to January 2, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated expense for the portion vesting in the period for options granted between March 11, 2004 (the date on which the Company was considered to be a public company for accounting purposes) and January 2, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123. Options granted prior to March 11, 2004 have been accounted for using the prospective transition method, which requires that those options continue to be accounted for under APB 25. In accordance with the requirements of APB 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of the Company's stock at the grant date. The deferred stock-based compensation is being amortized over the vesting period of the awards, generally four years. As prescribed under the modified prospective and prospective transition methods, results for the prior periods have not been restated.

We recognize compensation expense on a straight-line basis over the requisite service period for each stock option grant. Total stock-based compensation expense recognized for the year ended December 31, 2006 was approximately $4.3 million. Of this amount, approximately $4.2 million was recognized as selling, general and administrative expense and approximately $82,000, was recognized as cost of sales. The related total tax benefit was approximately $1.5 million. In addition, approximately $64,000 of stock-based compensation cost that was recorded for the year ended December 31, 2006, was capitalized and included in property and equipment as a component of the cost capitalized for the development of software for internal use.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of EITF Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option" ("EITF 00-15"). The tax benefits resulting from the exercise of stock options granted prior to March 11, 2004 will continue to be reported as operating cash inflows in accordance with the prospective transition method. SFAS 123R requires the benefits of tax deductions in excess of the compensation cost recognized for those options granted on or subsequent to March 11, 2004 to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount is shown as "Excess tax benefit from exercise of stock options" on the consolidated statement of cash flows and amounted to $172,000 for the year ended December 31, 2006.

The following table presents the impact of the Company's adoption of SFAS 123R on selected line items from its consolidated financial statements for the year ended December 31, 2006 (in thousands, except per share data):

	Year Ended December 31, 2006	
	As Reported	Impact of Adopting SFAS 123R
Operating income	$ 16,557	$(4,074)
Income before income taxes	19,980	(4,074)
Net income	13,064	(2,628)
Net income per share:		
Basic	0.79	(0.16)
Diluted	0.76	(0.14)
Cash flows from operating activities	40,518	(172)
Cash flows from financing activities	(54,964)	172

The following table shows the effect on net income and earnings per share had stock-based compensation cost been recognized based upon the estimated fair value on the grant date of stock options granted between March 11, 2004 and January 2, 2006 in accordance with SFAS 123 as amended by SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure" for the comparable prior year periods (in thousands, except per share data):

	Year Ended January 1, 2006	Year Ended January 2, 2005
Net income, as reported	$13,153	$9,987
Deduct: Stock-based compensation expense determined under fair-value-based method, net of tax	(1,878)	(630)
Pro forma net income	$11,275	$9,357
Income per share:		
Basic — as reported	$ 0.75	$ 0.80
Basic — pro forma	$ 0.64	$ 0.75
Diluted — as reported	$ 0.71	$ 0.56
Diluted — pro forma	$ 0.61	$ 0.52

Disclosures for the year ended December 31, 2006 are not presented as the amounts are recognized in the consolidated financial statements in accordance with SFAS No. 123R, as discussed above. Stock-based compensation expense and pro forma net income as presented in the table differs from stock-based compensation expense and net income as reported in the current year in accordance with SFAS 123R due to the nature, timing and amount of stock options issued and the accounting methods used to value and account for these stock options.

The fair value of each option on the date of grant is estimated using the Black-Scholes-Merton option valuation model. The following weighted-average assumptions were used for the valuation of options granted during the years ended December 31, 2006, January 1, 2006 and January 2, 2005:

	Year Ended		
	December 31, 2006	January 1, 2006	January 2, 2005
Expected term	4.5 years	4 years	4.3 years
Expected volatility	36.0%	44.6%	56.0%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	5.0%	4.0%	3.2%
Estimated fair value per option granted	$ 11.86	$ 12.57	$ 14.06

- Expected Term — This is the estimated period of time until exercise and is based primarily on historical experience for options with similar terms and conditions, giving consideration to future expectations. We also considered the expected terms of other companies that have contractual terms, expected stock volatility and employee demographics similar to ours.
- Expected Volatility — This is based on the Company's historical stock price volatility in combination with the two-year implied volatility of its exchange traded options.
- Expected Dividend Yield — The Company has not paid dividends in the past and does not expect to pay dividends in the near future.
- Risk-Free Interest Rate — This is the rate on Nominal U.S. Government Treasury Bills with lives commensurate with the expected term of the options on the date of grant.

Initial Adoption of Staff Accounting Bulletin No. 108

At December 31, 2006, we applied Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to two errors in our previously issued financial statements relating to deferred income taxes. These errors were the result of the understatement of deferred tax assets related to net operating loss carryforwards and fixed assets in the aggregate amount of $408,000 that should have been recorded in 2003 ($354,000) and 2004 ($54,000). Based on an analysis of the errors performed in accordance with SAB 108, we have concluded that the effect of the errors is not material to any of the individual periods' income statements or balance sheets in 2004 and 2005. As such, we have recorded the correction as a cumulative effect adjustment to the fiscal year 2006 beginning accumulated deficit, as follows (in thousands):

Accumulated deficit, January 2, 2006, as reported	$(6,362)
Cumulative effect adjustment	408
Accumulated deficit, January 2, 2006, as restated	$(5,954)

Recent Accounting Pronouncements

In November 2005, the FASB issued FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We adopted FSP FAS 115-1 on January 2, 2006. The adoption of this statement did not have a material impact on our consolidated results of operations or financial condition.

In June 2006, the FASB ratified the consensus reached on EITF No. 06-3 ("EITF 06-3"), "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)." The EITF reached a consensus that a company may adopt a policy for presenting taxes on a gross or net basis. If taxes are significant, the accounting policy should be disclosed and if taxes are presented gross, the amounts included in revenue should be disclosed. The consensus reached in this Issue is effective for periods beginning after December 15, 2006 with early application permitted. We will apply this guidance to our first quarter of fiscal 2007. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will apply this guidance to our first quarter of fiscal 2008. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits all entities to elect to measure certain financial instruments and other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial condition.

Note 2. Initial Public Offering

On May 19, 2004, the Company's registration statement on Form S-1 was declared effective for its initial public offering, pursuant to which the Company sold 2,300,910 shares of common stock at $20.50 per share. The Company's common stock commenced trading on May 20, 2004. The offering closed on May 25, 2004, and, as a result, the Company received net proceeds of approximately $43.9 million (after underwriters' discounts of $3.3 million). The Company incurred additional related expenses of approximately $1.4 million.

On April 30, 2004, the Company effected a 1 for 2.5 reverse split of its common stock and mandatorily redeemable convertible preferred stock. All shares and per share amounts and any other references to shares included in the accompanying unaudited consolidated financial statements have been adjusted to reflect this split on a retroactive basis.

Simultaneous with its initial public offering, the Company's 10.0 million outstanding shares of mandatorily redeemable convertible preferred stock were automatically converted into approximately 10.9 million shares of common stock.

Note 3. Inventories

Inventories consist of the following (in thousands):

	December 31, 2006	January 1, 2006
Loose diamonds	$ 230	$ 629
Fine jewelry, watches and other	14,386	11,135
	$14,616	$11,764

Note 4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2006	January 1, 2006
Computers and equipment	$ 4,369	$ 3,700
Software and website development	6,002	5,075
Leasehold improvements	2,103	2,588
Furniture and fixtures	590	577
	13,064	11,940
Less: accumulated depreciation	(9,673)	(8,679)
	$ 3,391	$ 3,261

Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs of developing software for internal use. Amortization begins in the period in which the software is ready for its intended use. The Company had $1.3 million and $811,000 of unamortized computer software and website development costs at December 31, 2006 and January 1, 2006, respectively. Total depreciation expense was $1.9 million, $1.7 million and $1.5 million in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively. Of this amount, depreciation and amortization of capitalized software and website development costs was $735,000, $529,000 and $476,000 in the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively.

Note 5. Commitments and Contingencies

Leases

The Company leases its office facilities and fulfillment center under noncancelable operating lease agreements that expire through 2011. Lease incentives of $1.3 million for reimbursement of certain leasehold improvement expenditures are recorded as deferred rent and are being amortized against lease payments over the life of the lease. Future minimum lease payments as of December 31, 2006 are as follows (in thousands):

	Operating Leases
2007	$ 446
2008	489
2009	489
2010	489
2011	270
Thereafter	—
Total minimum lease payments	$2,183

Rent expense, which includes certain common area maintenance costs was approximately $481,000, $455,000 and $347,000, for the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively.

Litigation

The Company is party to various legal proceedings arising in the ordinary course of its business. It is not currently a party to any legal proceedings that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 6. Preferred Stock

The Company has 5,000,000 shares of undesignated preferred stock authorized for future issuance. Shares of preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company's board of directors.

At December 31, 2003 the Company had authorized 25,855,991 shares of mandatorily redeemable convertible preferred stock designated as the series set forth in the table below. All such series of mandatorily redeemable convertible preferred stock were at $0.001 par value. Amounts at December 31, 2003 were as follows (in thousands):

	December 31, 2003				
	Authorized Shares	Shares Outstanding	Shares Issuable upon Conversion to Common Stock	Amount	Liquidation Preference
Series A mandatorily redeemable convertible preferred stock	6,667	2,667	2,770	$ 5,989	$ 6,000
Series B mandatorily redeemable convertible preferred stock	3,353	1,326	1,488	4,508	4,510
Series C mandatorily redeemable convertible preferred stock	3,906	1,560	1,996	26,023	26,045
Series D mandatorily redeemable convertible preferred stock	1,930	772	991	14,050	14,050
Series E mandatorily redeemable convertible preferred stock	10,000	3,675	3,675	6,915	28,059
	25,856	10,000	10,920	$57,485	$78,664

As discussed in Note 2, on May 19, 2004, the Company's registration statement on Form S-1 was declared effective for its initial public offering. Upon the closing of the Company's initial public offering on May 25, 2004, the 10.0 million shares of Series A through E mandatorily redeemable convertible preferred stock were automatically converted into approximately 10.9 million shares of common stock.

The following table summarizes information about mandatorily redeemable convertible preferred stock for the years ended January 2, 2005 and December 31, 2003 (in thousands):

	Series A		Series B		Series C		Series D		Series E	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	2,667	$ 5,989	1,326	$ 4,508	1,560	$ 26,023	772	$ 14,050	3,534	$ 6,645
Conversion of debt to mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	—	141	270
Balance December 31, 2003	2,667	5,989	1,326	4,508	1,560	26,023	772	14,050	3,675	6,915
Conversion of mandatorily redeemable convertible preferred stock to common stock	(2,667)	(5,989)	(1,326)	(4,508)	(1,560)	(26,023)	(772)	(14,050)	(3,675)	(6,915)
Balance January 2, 2005	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —

Preferred Stock Warrants

In connection with certain capital leases entered into during 1999, the Company issued warrants to purchase 14,706 shares of Series B mandatorily redeemable convertible preferred stock at $3.40 per share and warrants to purchase 2,994 shares of Series C mandatorily redeemable convertible preferred stock at $16.70 per share to a financial institution. These warrants converted into warrants to purchase an aggregate of 20,234 shares of common stock upon the closing of the Company's initial public offering. These warrants were exercised on October 15, 2004.

Note 7. Stock-Based Compensation

Stock Option Plans

The 1999 Plan provides for the grant of incentive stock options, non-statutory stock options, stock bonuses and restricted stock awards, which may be granted to employees, including officers, non-employee directors and consultants. An aggregate of 3,310,400 shares of common stock are reserved for issuance under the 1999 Plan. Options granted under the 1999 Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over three years and expire 10 years from the date of grant. Options granted under the 1999 Plan are generally granted at fair value on the date of the grant. For options granted prior to February 2001, the options included an early exercise provision that allowed early exercise of unvested stock options subject to a repurchase right at original cost on unvested shares. As of May 19, 2004, the effective date of the Company's initial public offering, no additional awards were granted under the 1999 Plan.

The 2004 Plan provides for the grant of non-statutory stock options, restricted stock awards, stock appreciation rights, restricted stock units and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants. As of December 31, 2006, the Company reserved 4,441,445 shares of common stock for issuance under the 2004 Plan, which amount will be increased annually on the first day of each fiscal year, up to and including 2014, by five percent of the number of shares of common stock outstanding on such date unless a lower number of shares is approved by the board of directors.

Options granted under the 2004 Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over three years, and generally expire 10 years from the date of grant. Options granted under the 2004 Plan are generally granted at fair value on the date of the grant.

The Directors' Plan provides for the automatic grant of non-statutory stock options to purchase shares of common stock to non-employee directors. As of December 31, 2006, the Company reserved 442,000 shares of common stock for issuance under the Directors' Plan, which amount will be increased annually on the first day of each fiscal year, up to and including 2014, by the number of shares of common stock subject to options granted during the prior calendar year unless a lower number of shares is approved by the board of directors. There were 40,000 options granted under this plan in the year ended December 31, 2006.

In April 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan"). As of December 31, 2006, 1,000,000 shares of common stock are authorized to be sold under the Purchase Plan. Commencing on the first day of the fiscal year in which the Company first makes an offering under the plan, this amount will be increased annually for 20 years. The increase in amount is the lesser of 320,000 shares or one and one half percent of the number of shares of common stock outstanding on each such date, unless a lower number of shares is approved by the board of directors. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of December 31, 2006, no shares of common stock have been offered for sale under the Purchase Plan.

As mentioned in Note 1, the Company had accounted for stock-based employee compensation arrangements in accordance with APB 25 and FIN 44. Under APB 25, compensation expense is recognized for the difference between the fair value of the Company's stock on the date of grant and the exercise price. During the year ended January 2, 2005 and they year ended December 31, 2003, the Company issued options to certain employees under the 1999 Plan with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of the Company's stock at the grant date. In the year ended January 2, 2005 and the year ended December 31, 2003, the Company recorded deferred stock-based compensation of $228,000 and $1.4 million, respectively, related to these options. This amount is being amortized over the vesting period of the awards, generally four years. During the years ended December 31, 2006, January 1, 2006 and January 2, 2005, the Company recorded compensation expense of $265,000, $312,000 and $355,000, respectively, related to the amortization of deferred compensation.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). EITF 96-18 requires that such equity instruments be recorded at their fair value on the measurement date.

A summary of activity related to the above described plans is as follows (in thousands, except exercise price):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Total Intrinsic Value (In thousands)
Balance, December 31, 2003	1,403	$ 2.47		
Granted	712	27.10		
Exercised	(103)	0.92		
Canceled	(95)	11.31		
Balance, January 2, 2005	1,917	11.26		
Granted	546	32.14		
Exercised	(167)	3.43		
Canceled	(201)	26.80		
Balance, January 1, 2006	2,095	15.84		
Granted	585	31.49		
Exercised	(425)	5.30		
Canceled	(69)	26.94		
Balance, December 31, 2006	2,186	$21.73	7.59	$33,153
Vested and expected to vest at December 31, 2006	2,036	$21.07	7.51	$32,222
Exercisable at December 31, 2006	1,116	$13.58	6.49	$26,007

The aggregate intrinsic value in the table above is before applicable income taxes and represents the amount optionees would have received if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price. Options granted during the years ended December 31, 2006, January 1, 2006 and January 2, 2005 have a weighted average grant date fair value of $11.86, $12.57 and $14.06, respectively. Options granted in the year ended December 31, 2006 and January 1, 2006 were granted with exercise prices equal to the market value on the date of grant. There were 55,700 options granted in the year ended January 2, 2005 with exercise prices subsequently determined to be less than the market value on the date of grant. The weighted-average fair value at the date of grant for these options was $5.97. The remaining options granted in the year ended January 2, 2005 had exercise prices equal to the market value on the date of grant and had a weighted-average fair value at the date of grant of $14.75.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $12.1 million. As of December 31, 2006, the Company had total unrecognized compensation costs related to unvested stock options accounted for using the modified prospective and prospective methods under SFAS 123R of $10.8 million. We expect to recognize this cost over a weighted average period of 2.8 years. During the year ended December 31, 2006, the total fair value of options vested was $4.3 million. The unrecognized compensation cost related to stock options granted subsequent to March 11, 2004 will be adjusted for any future changes in the rate of estimated forfeitures. The unrecognized compensation cost related to stock options granted prior to March 11, 2004 and accounted for under the prospective application method will be adjusted for actual forfeitures as they occur. The following table summarizes information about stock options outstanding at December 31, 2006: .

	Outstanding			Exercisable	
		Weighted Average			
Range of Exercise Price	Options	Remaining Contractual Life	Exercise Price	Options	Weighted Average Exercise Price
	(In thousands)	(In years)		(In thousands)	
$0.25 - $0.275	469	5.14	$ 0.26	469	$ 0.26
$0.50 - $30.00	746	7.23	21.74	482	20.02
$30.04 - $30.92	74	9.39	30.37	17	30.31
$31.26	455	9.41	31.26	—	—
$31.43 - $42.15	442	8.65	33.23	148	32.91
	2,186	7.59	21.73	1,116	13.58

Note 8. Common Stock

On February 2, 2006, our board of directors authorized the repurchase of up to $100 million of Blue Nile, Inc. common stock during the subsequent 24 month period following the approval date of such repurchases. On July 27, 2006, our board of directors authorized the repurchase of up to an additional $50 million of Blue Nile, Inc. common stock during the subsequent 24 month period following the approval date of such repurchase. In the year ended December 31, 2006, we repurchased 1.8 million shares of our common stock for $57.4 million.

Common Stock Warrants

At December 31, 2003, the Company had warrants outstanding to purchase a total of 8,000 shares of common stock at an exercise price of $6.25 per share. In March 2004, all 8,000 warrants were exercised.

Note 9. Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a discretionary matching contribution, which has generally been $0.50 for every $1.00 contributed by the employee up to 4% of each employee's salary. Such contributions were approximately $119,000, $113,000 and $108,000 for the years ended December 31, 2006, January 1, 2006 and January 2, 2005, respectively.

Note 10. Income Taxes

The expense (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Current income tax expense	$4,350	$1,525	$ 605
Deferred income tax benefit:			
Utilization of net operating losses	3,008	6,201	5,162
Other, net	(442)	(326)	(125)
Total income tax expense	$6,916	$7,400	$5,642

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Other, net	(0.4)	1.0	1.1
Effective tax rate	34.6%	36.0%	36.1%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands):

	December 31, 2006	January 1, 2006
Deferred tax assets:		
Current:		
Net operating loss carryforwards	$ —	$2,937
Reserves and allowances	499	429
Deferred rent	68	68
Other	99	—
Noncurrent:		
Stock options	1,395	—
Excess of book over tax depreciation and amortization	542	217
Deferred rent	233	289
Tax credit carryforwards	—	849
Other	47	396
Gross deferred tax assets	2,883	5,185
Deferred tax liabilities	—	(143)
Net deferred tax assets	$2,883	$5,042

At January 1, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8.4 million. The net operating loss carryforwards were fully utilized during the year ended December 31, 2006. Income taxes payable at December 31, 2006 and January 1, 2006 were $1.1 million and $10,000, respectively, and were included in accrued liabilities.

Note 11. Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding, excluding unvested common shares issued to the Company's founders, and employees upon early exercise of options, which are subject to repurchase by the Company. Diluted net income per share is based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options, warrants and mandatorily redeemable convertible preferred stock except when the effect of their inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Net income	$13,064	$13,153	$ 9,987
Weighted average common shares outstanding	16,563	17,550	12,450
Basic net income per share	$ 0.79	$ 0.75	$ 0.80
Dilutive effect of stock options and warrants	715	1,047	1,132
Dilutive effect of convertible preferred stock	—	—	4,303
Common stock and common stock equivalents	17,278	18,597	17,885
Diluted net income per share	$ 0.76	$ 0.71	$ 0.56

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been antidilutive (in thousands):

	Year Ended December 31, 2006	Year Ended January 1, 2006	Year Ended January 2, 2005
Stock options	1,159	177	230

Note 12. Selected Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2006 and 2005 is as follows (in thousands, except per share data):

2006 quarter:	Q1	Q2	Q3	Q4
Net sales	$50,694	$56,916	$53,248	$90,729
Gross profit	10,369	11,348	10,431	18,705
Net income	2,355	3,132	1,824	5,753
Basic net income per share	0.14	0.19	0.11	0.36
Diluted net income per share	0.13	0.18	0.11	0.35
2005 quarter:	**Q1**	**Q2**	**Q3**	**Q4**
Net sales	$44,116	$43,826	$41,996	$73,231
Gross profit	9,687	9,990	9,245	16,222
Net income	2,602	2,793	2,469	5,289
Basic net income per share	0.15	0.16	0.14	0.31
Diluted net income per share	0.14	0.15	0.13	0.29

BLUE NILE, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Revenue, Costs or Expenses	Deductions(A)	Balance at End of Period
Year ended December 31, 2006				
Reserve for sales returns	$976	$19,893	$(19,690)	$1,179
Reserve for fraud	$151	$ (22)	$ (24)	$ 105
Year ended January 1, 2006				
Reserve for sales returns	$988	$16,989	$(17,001)	$ 976
Reserve for fraud	$152	$ 55	$ (56)	$ 151
Year ended January 2, 2005				
Reserve for sales returns	$769	$15,422	$(15,203)	$ 988
Reserve for fraud	$188	$ 8	$ (44)	$ 152

(A) Deductions for sales returns and fraud consist of actual credit card chargebacks and sales returns in each period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by us in our periodic reports filed with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and SEC reports. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures.

Based on their evaluation, our certifying officers concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting include those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as stated in its audit report below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006, that our certifying officers concluded materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

/s/ Mark C. Vadon	/s/ Diane M. Irvine
Chief Executive Officer	President, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, Washington

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Blue Nile, Inc. and subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal*

Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated March 16, 2007, expresses an unqualified opinion on those financial statements and financial statement schedule and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* and the initial application of the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

/s/ Deloitte & Touche LLP

Seattle, WA
March 16, 2007

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers and Corporate Governance***

The information required by this Item relating to our executive officers will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Executive Officers" and is incorporated herein by reference. The information required by this Item relating to our directors and nominees, including information with respect to audit committee financial experts and our code of ethics, will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Proposal 1 — Election of Directors" and is incorporated herein by reference. The information required by this Item regarding compliance with Section 16(a) of the Securities Exchange Act will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 11. ***Executive Compensation***

The information required by this Item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Compensation of Executive Officers" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Certain Relationships and Related Transactions" and "Proposal 1 — Election of Directors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders under the caption "Proposal 2 — Ratification of Selection of Independent Auditors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Index to Consolidated Financial Statements

a. The following documents are filed as part of this report:

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits:

The exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Nile, Inc.
(Registrant)

By /s/ Diane M. Irvine

Diane M. Irvine
President and Chief Financial Officer

March 15, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark C. Vadon and Diane M. Irvine, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated, pursuant to the requirements of the Securities Exchange Act of 1934.

By /s/ Mark C. Vadon Mark C. Vadon	Chief Executive Officer and Director *(Principal Executive Officer)*	March 15, 2007
By /s/ Diane M. Irvine Diane M. Irvine	President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 15, 2007
By /s/ W. Eric Carlborg W. Eric Carlborg	Director	March 15, 2007
By /s/ Joseph Jimenez Joseph Jimenez	Director	March 15, 2007
By /s/ Brian P. McAndrews Brian P. McAndrews	Director	March 15, 2007
By /s/ Anne Saunders Anne Saunders	Director	March 15, 2007
By /s/ Joanna A. Strober Joanna A. Strober	Director	March 15, 2007
By /s/ Mary Alice Taylor Mary Alice Taylor	Director	March 15, 2007

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference. Where an exhibit is incorporated by reference, the number in parentheses indicates the document to which cross-reference is made. See the end of this exhibit index for a listing of cross-reference documents.

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Blue Nile, Inc.
3.2(2)	Amended and Restated Bylaws of Blue Nile, Inc.
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2(3)	Specimen Stock Certificate.
4.3(2)	Amended and Restated Investor Rights Agreement dated June 29, 2001 by and between Blue Nile, Inc. and certain holders of Blue Nile, Inc.'s preferred stock.
10.1.1(2)*	Blue Nile, Inc. Amended and Restated 1999 Equity Incentive Plan.
10.1.2(2)*	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 1999 Equity Incentive Plan.
10.2.1(3)*	Blue Nile, Inc. 2004 Non-Employee Directors' Stock Option Plan.
10.2.2(6)*	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 2004 Non-Employee Directors' Stock Option Plan.
10.3(2)*	Blue Nile, Inc. 2004 Employee Stock Purchase Plan.
10.4.1(4)*	Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.2(6)*	Form of Stock Option Agreement pursuant to the 2004 Equity Incentive Plan.
10.4.3(5)*	Blue Nile, Inc. Stock Grant Notice pursuant to the 2004 Equity Incentive Plan.
10.5.1(4)	Sublease Agreement, dated May 22, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.5.2(4)	First Amendment to Sublease Agreement, dated July 3, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.6.1(4)	Lease, dated June 28, 2001, between Gull Industries, Inc. and the registrant.
10.6.2(4)	First Amendment to Lease, dated December 11, 2002 between Gull Industries, Inc. and the registrant.
10.6.3(4)	Second Amendment to Lease, dated November 15, 2003, between Gull Industries, Inc. and the registrant.
10.7(8)	Commercial lease, dated July 21, 2006, between Gull Industries, Inc. and the registrant.
10.8(2)*	Offer Letter with Diane M. Irvine, dated December 1, 1999.
10.9(2)*	Offer Letter with Dwight Gaston, dated May 14, 1999.
10.10(2)*	Offer Letter with Susan S. Bell, dated August 22, 2001.
10.11(2)*	Offer Letter with Darrell Cavens, dated July 30, 1999.
10.12(4)*	Form of Indemnification Agreement entered into between Blue Nile, Inc. and each of its directors and executive officers.
10.13(7)*	Blue Nile, Inc. Executive Officer Cash Incentive Program.
10.14(7)	Director Compensation.
21.1(6)	Subsidiaries of the Registrant.
23.1(9)	Consent of Deloitte & Touche LLP.
23.2(9)	Consent of PricewaterhouseCoopers, LLP.
24.1	Powers of Attorney of Officers and Directors signing this report (see page 61).
31.1(9)	Certification of Chief Executive Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2(9)	Certification of Principal Financial Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

Exhibit Number	Description
32.1(10)	Certification of Chief Executive Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2(10)	Certification of Principal Financial Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.

* Denotes a management contract or compensatory plan, contract or agreement, in which the Company's directors or executive officers may participate.

(1) Previously filed as Exhibit 3.1 to Blue Nile, Inc.'s Form 10-Q for the quarterly period ended July 4, 2004 (No. 000-50763), as filed with the Securities and Exchange Commission on August 6, 2004, and incorporated by reference herein.

(2) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1 (No. 333-113494), as filed with the Securities and Exchange Commission on March 11, 2004, as amended, and incorporated by reference herein.

(3) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on May 4, 2004, as amended, and incorporated by reference herein.

(4) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on April 19, 2004, as amended, and incorporated by reference herein.

(5) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on December 13, 2004 and incorporated by reference herein.

(6) Previously filed as the like numbered exhibit to Blue Nile, Inc's Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.

(7) Previously filed as Item 1.01 to Blue Nile Inc's Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on June 19, 2006 and incorporated by reference herein.

(8) Previously filed as Item 1.01 to Blue Nile Inc's Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on July 27, 2006 and incorporated by reference herein.

(9) Filed herewith.

(10) Filed herewith. The certifications attached as Exhibits 32.1 and 32.2 accompanies this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Blue Nile, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark Vadon, Chairman
Mary Alice Taylor, Lead Independent Director
W. Eric Carlborg
Diane Irvine
Joseph Jimenez
Brian McAndrews
Anne Saunders
Joanna Strober

SENIOR OFFICERS

Mark Vadon
Chief Executive Officer

Diane Irvine
President and Chief Financial Officer

Susan Bell
Senior Vice President

Darrell Cavens
Senior Vice President

Dwight Gaston
Senior Vice President

Terri Maupin
Vice President of Finance, Controller and Corporate Secretary

Steven Gire
Vice President of Technology

Lauren Neiswender
General Counsel

Brian Watkins
Vice President of Merchandising

Corporate Headquarters
705 Fifth Avenue South, Suite 900
Seattle, Washington 98104
206.336.6700

Annual Meeting of Stockholders
May 22, 2007 – 11:00 AM Pacific Time
Washington Athletic Club
1325 Sixth Avenue
Seattle, Washington 98101

Internet Web Site Address
www.bluenile.com

Stock Listing
The NASDAQ Stock Market, Inc.
Trading Symbol: NILE

Transfer Agent and Registrar
Mellon Investor Services LLC
1.800.760.9115
www.melloninvestor.com

Independent Public Accountants
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, Washington 98104

Corporate Counsel
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
bluenileir@bluenile.com or 206.336.6727

Public Relations
News media should direct their inquiries to:
johnb@bluenile.com or 206.336.6755



www.bluenile.com

END